Filed Pursuant to Rule 424(b)(5)
Registration No. 333-163465

Prospectus Supplement to Prospectus dated December 3, 2009

3,600,000 Shares

Common Stock

We are offering 3,600,000 shares of our common stock, par value $0.01 per share. Our common stock is listed on The Nasdaq Global Select Market (“Nasdaq”) under the symbol “CSFL.” The last reported sale price of our common stock on Nasdaq on July 21, 2010 was $9.18 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-11 and in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 to read about factors you should consider before you make your investment decision.

	Per Share	Total
Public offering price	$8.50	$30,600,000
Underwriting discount	$0.48875	$1,759,500
Proceeds to us, before expenses	$8.01125	$28,840,500

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory agency has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

These securities are not savings accounts, deposit accounts or other obligations of our banking subsidiaries and are not insured or guaranteed by the FDIC or any other government agency.

The underwriters also may purchase up to additional 540,000 shares of common stock within 30 days of the date of this prospectus supplement to cover over-allotments, if any.

The underwriters expect to deliver the shares to purchasers on or about July 27, 2010.

Keefe, Bruyette & Woods

The date of this prospectus supplement is July 22, 2010

Prospectus Supplement

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

You should rely only on the information contained in this prospectus supplement or the accompanying prospectus or incorporated by reference in this prospectus supplement or the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell the securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

If there is any inconsistency between the information in this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

As used in this prospectus supplement, the terms “we,” “us,” “our,” “CenterState,” and “Company” mean CenterState Banks, Inc. and its subsidiaries on a consolidated basis (unless the context indicates another meaning), and the term “Banks” means our four subsidiary banks: CenterState Bank Central Florida, National Association; CenterState Bank, National Association; CenterState Bank of Florida, National Association; and Valrico State Bank.

SPECIAL CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements made herein, including information incorporated herein by reference to other documents, are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.

Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may”, “will”, “anticipate”, “assume”, “should”, “indicate”, “would”, “believe”, “contemplate”, “expect”, “estimate”, “continue”, “plan”, “point to”, “project”, “could”, “intend”, “target”, and other similar words and expressions of the future. These forward-looking statements may not be realized due to a variety of factors, including, without limitation:

•	the effects of future economic, business and market conditions, domestic and foreign;

•	governmental monetary and fiscal policies;

•

legislative and regulatory changes, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and impending regulations, changes in banking, securities and tax laws and regulations and their application by our regulators, and changes in the scope and cost of FDIC insurance and other coverages;

•	changes in accounting policies, rules and practices;

•

the risks of changes in interest rates on the levels, composition and costs of deposits, loan demand, and the values and liquidity of loan collateral, securities, and interest sensitive assets and liabilities;

•	credit risks of borrowers;

•	changes in the availability and cost of credit and capital in the financial markets;

S-ii

•	changes in the prices, values and sales volumes of residential and commercial real estate;

•	the effects of competition from a wide variety of local, regional, national and other providers of financial, investment and insurance services;

•	the failure of assumptions underlying the establishment of reserves for possible loan losses and other estimates;

•

the risks of mergers, acquisitions and divestitures, including, without limitation, the related time and costs of implementing such transactions, integrating operations as part of these transactions and possible failures to achieve expected gains, revenue growth and/or expense savings from such transactions;

•	changes in technology or products that may be more difficult, costly, or less effective than anticipated;

•

the effects of war or other conflicts, acts of terrorism or other catastrophic events that may affect general economic conditions, including the oil spill in the Gulf of Mexico that began in April 2010; and

•	other factors and risks described under “Risk Factors” herein and in any of our subsequent reports that we file with the SEC under the Exchange Act.

All written or oral forward-looking statements that are made by or are attributable to us are expressly qualified in their entirety by this cautionary notice. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date of this prospectus supplement, or after the respective dates on which such statements otherwise are made.

S-iii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights specific information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus and may not contain all of the information you need to consider before investing in our common stock. You should carefully read this entire prospectus supplement and the accompanying prospectus, as well as the information to which we refer you and the information incorporated by reference herein and therein, before deciding whether to invest in the common stock. You should pay special attention to the “Risk Factors” section of this prospectus supplement to determine whether an investment in the common stock is appropriate for you.

About CenterState Banks, Inc.

Overview

We are a bank holding company headquartered in Davenport, Florida and incorporated under the laws of the State of Florida. We provide a wide range of banking products and services to small businesses, professionals, high net worth individuals and consumers through our four wholly-owned bank subsidiaries.

On a consolidated basis, as of March 31, 2010, we had approximately $1.8 billion in assets, $946.4 million in total loans, $1.3 billion in total deposits and $229.4 million in stockholders’ equity. We currently provide a full range of retail and commercial banking services, mortgage lending services and investment services through 43 branch offices in 12 counties throughout Central Florida.

We were organized as a bank holding company in September 1999 and, in June 2000, closed three separate merger transactions to begin operations and establish the multi-bank strategy we have today. Since that time, we have grown through a combination of organic growth and selective acquisitions, including purchases of failed banks in FDIC-assisted transactions. Currently, our four bank subsidiaries, CenterState Bank Central Florida, N.A. (Osceola and Orange Counties), CenterState Bank, N.A. (Pasco, Hernando, Citrus, Lake, Indian River, Hendry and Sumter Counties), CenterState Bank of Florida, N.A. (Polk and Marion Counties) and Valrico State Bank (Hillsborough County) are each run by their own bank presidents to ensure local support and decision making. We believe we provide superior local service while also leveraging our size to offer many products more common to super-regional banks. Consistent with our history, we intend to pursue a growth strategy that focuses on organic growth, complemented by disciplined acquisitions of financial institutions or branches in selected market areas.

Recent Developments

On July 19, 2010, we announced that our wholly-owned subsidiary, CenterState Bank of Florida, N.A., had acquired approximately $165 million of assets and assumed approximately $152 million of deposits of Olde Cypress Community Bank (“Olde Cypress”) through a whole bank purchase and assumption agreement with loss sharing from the FDIC. We refer to this transaction as the “Acquisition.” Olde Cypress had three branches in Hendry County and one branch in Polk County.

We have also recently sought to expand our business by strategically hiring individuals or groups of people from other financial services companies that we believe will complement our existing business. Recent hires include the following:

•

in Retail/Commercial Banking in Vero Beach, Andy Beindorf (formerly, Chief Executive Officer of the $800 million Indian River National Bank, which was then a subsidiary of Alabama National BanCorporation (“Alabama National”) and which became part of RBC Bank) and a team of commercial, retail and residential lenders;

•

in Retail/Commercial Banking in Okeechobee, John Williams (formerly, Chief Executive Officer of the $3 billion Riverside National Bank of Florida and President of its Okeechobee Region) and a team of commercial, retail and residential lenders. Riverside National Bank was placed into FDIC receivership on April 16, 2010;

•	in Retail/Commercial Banking in Lakeland, Mike Crowell (formerly, Chief Credit Officer of Citrus and Chemical Bank, prior to its acquisition by Colonial Bank at the end of 2007);

•	in Residential Mortgage, Dave Kopec (formerly, Director of Residential Lending at an $800 million thrift in Lakeland);

•

in Wealth Management, Joe Keating (formerly Chief Investment Officer of Alabama National) and a team of two private bankers in Orlando. Mr. Keating is a regular contributor to CNBC and Bloomberg and previously was responsible for the broker/dealer, trust department and correspondent banking divisions of Alabama National;

•	in Special Assets, Dan Bockhorst (formerly special assets manager for the State of Florida for RBC Bank );

•	in Accounting, Jennifer Gechler (formerly, Chief Financial Officer of Bank of Florida-Southeast and Bank of Florida-Southwest, each of which was placed into FDIC receivership on May 28, 2010); and

•	in Prepaid Card Services, Tommy McCulley (President of Prepaid Technologies and with approximately 10 years of experience in prepaid cards).

On July 21, 2010, we reported our results of operation for the second quarter of 2010. For the three months ended June 30, 2010, we earned $904,000, or $0.03 per share, compared to $393,000, or $.02 per share, for the previous quarter and a net loss of $732,000, or $0.09 per share, for the same period of 2009. The net interest margin was 3.33% for the three months ended June 30, 2010, a decrease of 21 basis points from the previous quarter, primarily due to an unfavorable earning asset mix. Our provision for loan losses was $4.05 million for the three months ended June 30, 2010 versus $4.08 million and $4.13 million for the three months ended March 31, 2010 and June 30, 2009, respectively. The following table details our earnings for the three months period ended June 30, 2010.

Dollars in thousands (except per share data)	For the Three Months Ended June 30, 2010
Interest income	$17,840
Interest expense	4,218

Net interest income	13,622
Provision for loan losses	(4,045)

Net interest income after loan loss provision	9,577
Income from correspondent banking division	7,372
Gain on sale of securities available for sale	1,639
All other noninterest income	3,148
Credit related expenses	(827)
All other noninterest expense	(19,771)

Income before income tax	1,138
Income tax expense	(234)

Net Income	$904

Earnings per share (diluted)	$0.03
Average common shares outstanding (diluted)	25,967,594
Common shares outstanding at period end	25,862,801

Correspondent Banking and Bond Sales

During the quarter, our correspondent banking and bond sales division continued to generate significant net income. The table below highlights the components of this division’s earnings for the three months ended June 30, 2010.

Dollars in thousands	For the Three Months Ended June 30, 2010
Net interest income	$1,319
Noninterest income	7,758
Noninterest expense	(6,740)

Income before income tax	2,337
Income tax expense	(900)

Net Income	$1,437

Assets and Liabilities

At June 30, 2010, we had total assets of $1.82 billion, total loans of $942 million and total deposits of $1.43 billion. We continued to maintain strong capital levels with tangible common equity to tangible assets of 11.1% at quarter-end. The following table highlights our balance sheet composition as of June 30, 2010.

Dollars in thousands	As of June 30, 2010
Cash and due from banks	$14,759
Fed funds sold and Fed Res Bank deposits	92,098
Trading securities	242
Investments securities, available for sale	607,314
Loans held for sale	851
Loans	941,779
Allowance for loan losses	(24,191)
Premises and equipment, net	71,912
Goodwill and intangibles	35,056
Other assets	81,522

Total Assets	$1,821,342

Deposits	$1,427,414
Federal funds purchased	84,630
Other liabilities	76,667
Common stockholders equity	232,631

Total Liabilities and Stockholders’ Equity	$1,821,342

Loans

During the three months ended June 30, 2010, gross loans decreased $4.6 million to $942 million. As of June 30, 2010, 85% of our loan portfolio was secured by real estate. The table set forth below provides detail on our loan portfolio as of June 30, 2010.

Category	Balance ($ Millions)	No. of Loans	Avg. Bal. ($ 000)
Residential Real Estate	$249.6	2,619	$95
Commercial Real Estate	441.6	1,073	412
Construction, Development and Land	106.5	565	188
Commercial and Industrial	88.1	971	91
Consumer and Other	56.7	2,117	27

Subtotal	$942.5	7,345	$128
Less: unearned fees and cost	(.7)	—	—

Total	$941.8	7,345	$128

Commercial real estate is the largest component of our loan portfolio at approximately 47% of total loans. Approximately 55% of our commercial real estate portfolio is owner-occupied. The table below provides further detail on our commercial real estate portfolio as of June 30, 2010.

Category	Balance ($ Millions)	Percent	No. of Loans	Avg. Bal. ($ 000)
Office Buildings	$102.8	23%	323	$318
Retail	71.1	16	178	400
Church and Education	40.8	9	70	583
Warehouse	32.8	7	60	547
Strip Center	29.4	7	49	600
Industrial	28.1	6	57	493
Medical	24.8	6	46	540
Multi-family Residential	18.2	4	72	253
Restaurant	12.9	3	36	357
Mini Warehouse	12.9	3	21	612
Agriculture	8.9	2	36	246
Mobile Home Park	4.7	1	13	360
Hotel/Lodging	4.2	1	5	831
Aviation	3.5	1	5	709
All Other CRE	46.6	11	102	457

Total	$441.7	100%	1,073	$412

The construction, development and land category was approximately 11% of our loan portfolio as of June 30, 2010. The table below highlights the composition of our construction, development and land portfolio as of June 30, 2010.

Category	Balance ($ Millions)	Percent	No. of Loans	Avg. Bal. ($ 000)
Undeveloped Land – Commercial	$42.3	40%	127	$333
Single Family Building Lots	33.3	31	356	93
Developed Land	9.3	9	13	715
Undeveloped Land – Residential	8.4	8	29	288
Construction – Church/Education	3.8	4	3	1,285
Construction – Single Family Owner	3.5	3	11	315
Construction – Industrial	2.4	2	2	1,186
Undeveloped Land – Agriculture	2.1	2	16	130
Construction – Spec Home	0.8	1	6	135
Construction – Other	0.3	—	1	332
Construction – Restaurant	0.3	—	1	294

Total	$106.5	100%	565	$188

Credit Quality

Loans 30 to 89 days past due increased $553,000 during the quarter to $12.0 million as of June 30, 2010. Nonperforming assets totaled $63.8 million at June 30, 2010 compared to $59.5 million at March 31, 2010, an increase of $4.3 million. Nonperforming loans were $52.1 million or 5.53% of gross loans. Approximately 30% of nonperforming loans are still current. In addition, nonperforming loans are being carried at 85% of legal unpaid loan balance and 79% of unpaid loan balance net of specific reserves. The following table highlights the composition of our nonperforming loans as of June 30, 2010.

Category	Balance ($ 000)	No. of Loans
Residential Real Estate	$14,844	87
Commercial Real Estate	24,848	55
Construction, Development and Land	11,401	46
Commercial and Industrial	512	19
Consumer and Other	465	27

Total	$52,070	234

Other real estate owned increased to $11.1 million as of June 30, 2010. These assets are currently carried at 57% of the legal unpaid loan balance at the time of repossession. The table below details our other real estate owned composition as of June 30, 2010.

Category	Balance ($ 000)	No. of Properties
Commercial Buildings	$5,609	15
Vacant Land	2,185	14
Single Family Homes	1,783	22
Residential Lots	1,229	50
Mixed Properties	187	8
Mobile Homes with Land	151	6

Total	$11,144	115

Net charge-offs increased to $3.9 million for the three months ended June 30, 2010 from $3.3 million for the three months ended March 31, 2010. The allowance for loan losses also increased slightly to $24.2 million as of June 30, 2010 or 2.57% of gross loans from $24.1 million or 2.55% of gross loans as of March 31, 2010. The following table details the composition of our net charge-offs for the three months ended June 30, 2010.

Category	Amount ($000)
Residential Real Estate	$1,488
Commercial Real Estate	239
Construction, Development and Land	2,098
Commercial and Industrial	55
Consumer and Other	62

Total	$3,942

Deposits

We continue to emphasize obtaining new deposit relationships, and deepening existing relationships, across our franchise to maintain our low cost of funds. During the second quarter, total deposits increased by $86.5 million to $1.43 billion. Core deposits, or non-time deposits, increased by $82.1 million, largely as a result of a $76.1 million increase in non-interest bearing checking accounts driven by our correspondent banking activities. Our cost of interest bearing deposits for the three months ended June 30, 2010 was 1.42%, a decrease of 10 basis points from the prior quarter. The tables below highlight our deposit composition as of June 30, 2010 and our increase in deposit relationships over time.

Category	Balance ($ Millions)
Non-interest Bearing Checking	$307.7
Interest Bearing Demand	188.8
Savings	170.1
Money Market Accounts	177.0
Retail Time Deposits	234.0
Jumbo Time Deposits	349.8

Total	$1,427.4

	As of June 30, 2010	As of December 31,
Category		2009	2008	2007	2006	2005
Non-time Deposit Accounts	58,136	54,561	43,974	40,822	32,280	32,024
Time Deposit Accounts	12,103	12,025	11,001	13,191	10,579	8,811

Total Accounts	70,239	66,586	54,975	54,013	42,859	40,835

Legislation

The recent Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) will further increase the regulation and oversight of the financial services industry. The Act addresses, among other things, systemic risk, capital adequacy, deposit insurance assessments, consumer financial protection, interchange fees, derivatives, lending limits, thrift charters and changes among the bank regulatory agencies. Many of the provisions of the Dodd-Frank Act require studies and regulations. Certain provisions will not apply to banking organizations with less than $10 billion of assets. We cannot predict the effects of this legislation and regulations, although it may significantly increase costs and impede efficiency of internal business processes. It may require us to hold higher levels of regulatory capital and/or liquidity and it may cause us to adjust our business strategy and limit our future business opportunities.

Corporate Information

Our principal executive offices are located at 42745 U.S. Highway 27, Davenport, Florida 33837, and our telephone number at that address is (863) 291-3900. We maintain an Internet website at www.centerstatebanks.com. Neither our website nor the information on our website is included or incorporated in, or is a part of, this prospectus supplement or the accompanying prospectus.

The Offering

Common stock we are offering	3,600,000 shares

Common stock to be outstanding after the offering (1)	29,378,767 shares

Use of proceeds	We intend to use the net proceeds of this offering to support our growth, including providing capital to our subsidiary banks to support the Acquisition, the possible future acquisitions of other banks with FDIC assistance and unassisted acquisitions of whole banks, bank branches and various lines of business. We expect to use any other net proceeds for general corporate purposes, including working capital needs.

Any available proceeds of the offering not used as described above would be used for general corporate purposes.

Nasdaq Global Select Market Symbol	CSFL

(1)	The number of shares to be outstanding after the offering is based on 25,778,767 shares outstanding as of March 31, 2010 and does not include 540,000 shares of common stock which may be issued if the underwriters exercise their option to purchase additional shares in full. In addition, the number of shares of common stock to be outstanding after this offering excludes the following, in each case as of March 31, 2010:

•	1,348,626 shares of common stock issuable upon exercise of options outstanding under our various equity incentive plans, having a weighted average exercise price of $13.31 per share; and

•	328,410 additional shares of common stock reserved for issuance pursuant to our various equity incentive plans.

Risk Factors

Before deciding whether to invest in our common stock, you should carefully consider the risks described under “Risk Factors” beginning on page S-11 of this prospectus supplement and in the “Risk Factors” section of our Annual Report on Form 10-K for the year ended December 31, 2009, as well as the other information included or incorporated by reference into this prospectus supplement and the accompanying prospectus, including our financial statements and the notes thereto.

Summary Selected Consolidated Financial Data

You should read the following summary selected consolidated financial data with our consolidated financial statements and notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing in our Annual Report on Form 10-K for the year ended December 31, 2009 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, which are incorporated by reference in this prospectus supplement. The following tables set forth summary selected consolidated financial data for us as of and for each of the years in the five-year period ended December 31, 2009 and as of and for the three-month periods ended March 31, 2010 and 2009. These summary selected statement of operations data for the years ended December 31, 2009, 2008 and 2007 and the summary selected balance sheet data as of December 31, 2009 and 2008 have been derived from our audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2009, which is incorporated by reference in this prospectus supplement. The summary selected statement of operations data for the years ended December 31, 2006 and 2005 and the summary selected balance sheet data as of December 31, 2007, 2006 and 2005 have been derived from our audited financial statements that are not included in this prospectus supplement or the accompanying prospectus. The information as of and for the three months ended March 31, 2010 and 2009 is unaudited. However, in the opinion of our management, all adjustments consisting of normal recurring adjustments necessary for a fair presentation of the results of operations for the unaudited periods have been made. Historical results are not necessarily indicative of future results, and the results for the three months ended March 31, 2010 are not necessarily indicative of the results that might be expected for the current year or any other period.

(Dollars in thousands except per share data)	As of and for the Three Months Ended March 31,		As of and for the Years Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(unaudited)

SUMMARY OF OPERATIONS:
Total Interest Income	$18,161	$18,047	$73,944	$68,082	$75,173	$59,113	$40,266
Total Interest Expense	(4,315)	(6,555)	(22,290)	(27,797)	(32,825)	(22,010)	(11,722)

Net Interest Income	13,846	11,492	51,654	40,285	42,348	37,103	28,544
Provision for Loan Losses	(4,075)	(1,703)	(23,896)	(6,520)	(2,792)	(717)	(1,065)

Net Interest Income after
Provision for Loan Losses	9,771	9,789	27,758	33,765	39,556	36,386	27,479
Non-interest Income	2,681	1,975	9,620	7,251	7,097	5,896	5,180
Revenue from correspondent banking and bond sales division	6,356	2,557	17,916	1,412	0	0	0
Net gain (loss) on sale of securities available for sale	1,436	418	2,516	661	7	17	(3)
Gain on sale of branch office real estate	0	0	0	1,483	0	0	0
Sale of shell bank	0	0	0	0	1,000	0	0
Impairment charge—core deposit intangible	0	0	(1,200)	0	0	0	0
Credit related expenses	(1,434)	(861)	(4,553)	(1,006)	(76)	0	0
Non-interest Expense	(18,291)	(12,840)	(62,961)	(38,930)	(35,888)	(28,981)	(22,602)

Income before Income Taxes	519	1,038	(10,904)	4,636	11,696	13,318	10,054
Income Taxes	(126)	(266)	4,687	(1,215)	(3,897)	(4,859)	(3,724)

Net Income	$393	$772	($6,217)	$3,421	$7,799	$8,459	$6,330

Net income available to common shareholders	$393	$376	($8,350)	$3,254	$7,799	$8,459	$6,330

(Dollars in thousands except per share data)	As of and for the Three Months Ended March 31,		As of and for the Years Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(unaudited)

PER COMMON SHARE DATA:
Basic Earnings per Share	$0.02	$0.03	$(0.47)	$0.26	$0.64	$0.77	$0.68
Diluted Earnings per Share	$0.02	$0.03	$(0.47)	$0.26	$0.63	$0.75	$0.66
Book Value per Share	$8.90	$12.33	$8.90	$12.22	$11.92	$10.54	$9.26
Tangible Book Value per Share	$7.54	$9.32	$7.53	$9.64	$9.28	$9.38	$8.77
Dividends per Share	$0.01	$0.04	$0.07	$0.16	$0.15	$0.14	$0.13
Actual Shares Outstanding	25,778,767	12,474,315	25,773,229	12,474,315	12,436,407	11,129,020	10,500,772
Weighted Average Shares Outstanding	25,776,820	12,475,432	17,905,042	12,452,375	12,108,590	10,964,890	9,357,046
Diluted Weighted Average Shares
Outstanding	25,975,584	12,575,424	17,905,042	12,585,036	12,294,537	11,232,059	9,629,194

BALANCE SHEET DATA:
Assets	$1,776,654	$1,802,024	$1,751,299	$1,333,143	$1,217,430	$1,077,102	$871,521
Total Loans	946,407	902,252	959,021	892,001	841,405	657,963	516,658
Allowance for Loan Losses	24,088	13,472	23,289	13,335	10,828	7,355	6,491
Total Deposits	1,340,938	1,311,684	1,305,036	993,800	972,620	892,806	717,337
Short-term Borrowings	182,399	269,829	195,501	141,183	75,646	52,792	42,811
Corporate Debentures	12,500	12,500	12,500	12,500	12,500	10,000	10,000
Preferred Stockholders’ Equity	—	—	—	26,787	—	—	—
Common Stockholders’ Equity	229,473	153,951	229,410	152,378	148,282	117,332	97,241
Total Stockholders’ Equity	229,473	153,951	229,410	179,165	148,282	117,332	97,241
Tangible Capital (1)	194,315	116,358	194,148	147,099	115,439	104,386	92,087
Goodwill	32,840	33,377	32,840	28,118	28,118	9,863	4,675
Core deposit Intangible	2,318	4,216	2,422	3,948	4,725	3,083	479
Average Total Assets	1,759,789	1,635,752	1,771,034	1,238,005	1,189,268	981,640	808,177
Average Loans	951,009	894,676	923,080	856,260	791,886	605,236	482,819
Average interest earning assets	1,608,823	1,495,060	1,628,798	1,108,180	1,068,591	894,286	744,298
Average Deposits	1,320,412	1,206,230	1,254,169	975,352	963,033	807,471	678,149
Average Interest Bearing Deposits	1,077,922	1,029,330	1,047,436	823,121	775,282	610,732	496,046
Average Interest Bearing Liabilities	1,275,676	1,266,716	1,346,051	923,591	854,251	670,562	544,663
Average Shareholders’ Equity	230,087	180,322	206,914	154,521	138,425	109,794	78,037

SELECTED FINANCIAL RATIOS:
Return on Average Assets	0.09%	0.19%	(0.35)%	0.28%	0.66%	0.86%	0.78%
Return on Average Equity	0.69	1.74	(3.00)	2.21	5.63	7.70	8.11
Dividend Payout	50	—	n/a	58	23	18	19
Efficiency (2)	86	86	84	81	73	68	67
Net Interest Margin (3)	3.54	3.16	3.22	3.70	4.01	4.17	3.84
Net Interest Spread (4)	3.26	2.84	2.92	3.19	3.25	3.35	3.27

CAPITAL RATIOS:
Tier 1 Leverage Ratio	11.60%	9.50%	11.36%	12.59%	10.78%	11.23%	12.35%
Risk-based Capital
Tier 1	18.00	14.00	17.99	16.17	13.80	15.60	18.10
Total	19.30	15.30	19.25	17.43	14.97	16.60	19.23
Total tangible common equity to total tangible asset ratio, period end (5)	11.16	6.59	11.31	9.25	9.75	9.81	10.63

ASSET QUALITY RATIOS:
Net Charge-offs to Average Loans, annualized	1.36%	0.72%	1.51%	0.47%	0.12%	0.08%	0.05%
Allowance to Period End Loans	2.55	1.49	2.43	1.49	1.29	1.12	1.26
Allowance for Loan Losses to
Non-performing Assets	49	61	55	67	266	1206	430
Non-performing Assets to Total Assets	3.35	1.91	3.05	1.86	0.40	0.06	0.18

	As of and for the Three Months Ended March 31,		As of December 31,
	2010	2009	2009	2008	2007	2006	2005

OTHER UNAUDITED DATA:
Banking Locations	38	38	38	37	37	30	26
Full-time Equivalent Employees	493	430	478	399	371	320	275

(1)	Tangible capital is total capital less intangibles.
(2)	Efficiency ratio is non-interest expense divided by the sum of net interest income before the provision for loan losses plus non-interest income, exclusive of non-recurring income.
(3)	Net interest margin is net interest income divided by total average earning assets.
(4)	Net interest spread is the difference between the average yield on earning assets and the average yield on average interest bearing liabilities.
(5)	See GAAP reconciliation table below:

(Dollars in thousands except ratios)	As of March 31,		As of December 31,
	2010	2009	2009	2008	2007	2006	2005
	(unaudited)
Stockholders’ Equity	$229,473	$153,951	$229,410	$179,165	$148,282	$117,332	$97,241
Less: Intangible Assets	35,158	37,593	35,262	32,066	32,843	12,946	5,154
Less: Preferred Equity	—	—	—	26,787	—	—	—

Tangible Common Equity (TCE)	194,315	116,358	194,148	120,312	115,439	104,386	92,087

Total Assets	1,776,654	1,802,024	1,751,299	1,333,143	1,217,430	1,077,102	871,521
Less: Intangible Assets	35,158	37,593	35,262	32,066	32,843	12,946	5,154

Total Tangible Assets (TTA)	1,741,496	1,764,431	1,716,037	1,301,077	1,184,587	1,064,156	866,367
TCE to TTA, period end	11.16%	6.59%	11.31%	9.25%	9.75%	9.81%	10.63%

RISK FACTORS

You should carefully consider the risks and uncertainties described below and the other information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus, including “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2010, before deciding whether to invest in shares of our common stock. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks identified actually occur, our business, financial condition and operating results could be materially adversely affected. In such a case, the trading price of our common stock could decline and you may lose part or all of your investment.

Risks Related to Our Business

Recent developments in the financial services industry and the U.S. and global capital markets may adversely impact our operations and results.

Developments in the capital markets beginning in the second half of 2007 have resulted in uncertainty in the financial markets in general, with the expectation of the general economic downturn continuing in 2010 and potentially longer. Loan portfolio performance has deteriorated at many institutions resulting from, among other factors, a weak economy and a decline in the value of collateral. Competition for deposits has increased significantly due to liquidity concerns. Stock prices of bank holding companies, like ours, have been negatively affected by current conditions in the financial markets and the economy, as has our ability, if needed, to raise capital or borrow in the debt markets, compared to prior periods. As a result, new laws and regulations, including the Dodd-Frank Act, regarding lending, funding practices, and capital and liquidity standards have been adopted or are being proposed. The financial institution regulatory agencies are expected to aggressively respond to concerns and adverse trends identified in examinations, including the expected issuance of many enforcement actions. Change in the financial services industry and the effects of the Dodd-Frank Act and other legislative and regulatory responses to the credit crisis that began in 2007 could negatively affect us by restricting our business operations, including our ability to originate or sell loans, and adversely affect our financial performance.

We cannot predict the effect on our operations of recent legislative and regulatory initiatives that were enacted in response to the ongoing financial crisis.

The U.S. federal, state and foreign governments have taken or are considering extraordinary actions in an attempt to deal with the worldwide financial crisis and the severe decline in the global economy. To the extent adopted, many of these actions have been in effect for only a limited time, and have produced limited or no relief to the capital, credit and real estate markets. There is no assurance that these actions or other actions under consideration will ultimately be successful. The Dodd-Frank Act has just been adopted, and requires numerous studies and rulemaking. We cannot predict the effects of this recent legislation or the new regulations that will be issued to implement it, on us, our competitors, customers, counterparties, and on the financial markets and the economy.

Deterioration in local economic and housing markets has led to loan losses and reduced earnings and could lead to additional loan losses and reduced earnings.

There has been a dramatic decrease in housing and real estate values in Florida during the current economic downturn, coupled with a significant increase in the rate of unemployment. These trends have contributed to an increase in the Banks’ non-performing loans and reduced asset quality. As of March 31, 2010, the Banks’ non-performing loans were approximately $48.8 million, or 5.15% of the loan portfolio. Nonperforming assets were approximately $59.5 million as of this same date, or 3.35% of total assets. In addition, we had approximately $11.4 million in accruing loans that were between 30 and 89 days delinquent at March 31, 2010. If market conditions continue to deteriorate, they may lead to additional valuation adjustments on the Banks’ loan portfolios and real estate owned as the Banks continue to reassess the market value of their loan portfolios, the losses associated with the loans in default and the net realizable value of real estate owned.

Our non-performing assets adversely affect our net income in various ways. Until economic and market conditions improve, we expect to continue to incur additional losses relating to an increase in non-performing loans. We do not record interest income on non-accrual loans or other real estate owned, thereby adversely affecting our income, and increasing our loan administration costs. When we take collateral in foreclosures and similar proceedings, we are required to mark the related loan to the then-fair market value of the collateral, which may result in a loss. These loans and other real estate owned also increase our risk profile and the capital our regulators believe is appropriate in light of such risks. In addition, the resolution of nonperforming assets requires significant commitments of time from management and our directors, which can be detrimental to the performance of their other responsibilities. We may determine to sell nonperforming assets from time to time to improve our credit quality and reduce the time and costs of carrying these assets. These sales likely will result in losses.

A portion of our loans are to customers who have been adversely affected by the home building industry.

Customers who are builders and developers face greater difficulty in selling their homes in markets where the decrease in housing and real estate values are more pronounced. Consequently, the Banks are facing increased delinquencies and non-performing assets as these customers are forced to default on their loans. The Banks do not anticipate that the housing market will improve in the near-term, and accordingly, additional downgrades, provisions for loan losses and charge-offs relating to their loan portfolios may occur.

Our loan portfolio includes commercial and commercial real estate loans that have higher risks.

The Banks’ commercial and commercial real estate loans at March 31, 2010 were $531.4 million, or 56.1% of total loans. Approximately 85% of our loans are secured by real estate. Commercial and commercial real estate loans generally carry larger loan balances and can involve a greater degree of financial and credit risk than other loans. As a result, banking regulators continue to give greater scrutiny to lenders with a high concentration of commercial real estate loans in their portfolios, and such lenders are expected to implement stricter underwriting, internal controls, risk management policies and portfolio stress testing, as well as higher capital levels and loss allowances. The increased financial and credit risk associated with these types of loans are a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the size of loan balances, the effects of general economic conditions on income-producing properties and the increased difficulty of evaluating and monitoring these types of loans.

During 2006, the federal bank regulatory agencies released guidance on “Concentrations in Commercial Real Estate Lending” (the “Guidance”). The Guidance defines commercial real estate loans as exposures secured by raw land, land development and construction (including 1-4 family residential construction), multi-family property, and non-farm nonresidential property where the primary or a significant source of repayment is derived from rental income associated with the property (that is, loans for which 50% or more of the source of repayment comes from third party, non-affiliated, rental income) or the proceeds of the sale, refinancing, or permanent financing of the property. The Guidance requires that appropriate processes be in place to identify, monitor and control risks associated with real estate lending concentrations. This could include enhanced strategic planning, underwriting policies, risk management, internal controls, portfolio stress testing and risk exposure limits as well as appropriately designed compensation and incentive programs. Higher allowances for loan losses and capital levels may also be required. The Guidance is triggered when commercial real estate loan concentrations exceed either:

•	total reported loans for construction, land development, and other land of 100% or more of a bank’s total capital; or

•	total reported loans secured by multifamily and nonfarm nonresidential properties and loans for construction, land development, and other land of 300% or more of a bank’s total capital.

The Guidance applies to the lending activities of all four of the Banks. Although our regulators have not required us to maintain elevated levels of capital or liquidity due to our commercial real estate loan concentrations, the regulators may do so in the future, especially if there is a further downturn in our local real estate markets.

In addition, when underwriting a commercial or industrial loan, the Banks may take a security interest in commercial real estate, and, in some instances upon a default by the borrower, we may foreclose on and take title to the property, which may lead to potential financial risks for us under applicable environmental laws. If hazardous substances were discovered on any of these properties, we may be liable to governmental agencies or third parties for the costs of remediation of the hazard, as well as for personal injury and property damage. Many environmental laws can impose liability regardless of whether the Banks knew of, or were responsible for, the contamination.

Furthermore, the repayment of loans secured by commercial real estate is typically dependent upon the successful operation of the related real estate or commercial project. If the cash flows from the project are reduced, a borrower’s ability to repay the loan may be impaired. This cash flow shortage may result in the failure to make loan payments. In such cases, the Banks may be compelled to modify the terms of the loan. In addition, the nature of these loans is such that they are generally less predictable and more difficult to evaluate and monitor. As a result, repayment of these loans may, to a greater extent than residential loans, be subject to adverse conditions in the real estate market or economy.

Our business is subject to the success of the local economies where we operate.

Our success significantly depends upon the growth in population, income levels, deposits and housing starts in our primary and secondary markets. During the current economic downturn, the rate of growth of each of these four factors has decreased substantially and in some cases has turned negative. If the communities in which we operate do not grow or if prevailing economic conditions locally or nationally continue to remain challenging, our business may be adversely affected. Our specific market areas have experienced decreased growth, which has affected the ability of our customers to repay their loans to us and has generally affected our financial condition and results of operations. We are less able than a larger institution to spread the risks of unfavorable local economic conditions across a large number of diversified economies. Moreover, we cannot give any assurance we will benefit from any market growth or favorable economic conditions in our primary market areas if they do occur.

If the value of real estate in our core central Florida markets were to remain depressed or decline further, a significant portion of our loan portfolio could become under-collateralized, which could have a material adverse effect on us.

With most of our loans concentrated in central Florida, the decline in local economic conditions has adversely affected the values of our real estate collateral and will likely continue to do so for the foreseeable future. Consequently, a prolonged decline in local economic conditions may have a greater effect on our earnings and capital than on the earnings and capital of larger financial institutions whose real estate loan portfolios are geographically diverse.

In addition to relying on the financial strength and cash flow characteristics of the borrower in each case, the Banks often secure loans with real estate collateral. Approximately 85% of the Banks’ loans are secured by real estate as a primary or secondary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower but may deteriorate in value during the time credit is extended. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our earnings and capital could be adversely affected.

An inadequate allowance for loan losses would reduce our earnings.

The risk of credit losses on loans varies with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the value and marketability of the collateral for the loan. Management maintains an allowance for loan losses based upon, among other things, historical experience, an evaluation of economic conditions and regular reviews of delinquencies and loan portfolio quality. Based upon such factors, management makes various assumptions and judgments about the ultimate collectibility of the loan portfolio and provides an allowance for loan losses based upon a percentage of the outstanding balances and for specific loans when their ultimate collectibility is considered questionable. If management’s assumptions and judgments prove to be incorrect and the allowance for loan losses is inadequate to absorb losses, or if bank regulatory authorities require the Banks to increase the allowance for loan losses as a part of their examination process, the Banks’ earnings and capital could be significantly and adversely affected.

A lack of liquidity could affect our operations and jeopardize our financial condition.

Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale of loans and other sources could have a substantial negative effect on our liquidity. Our funding sources include federal funds purchased, securities sold under repurchase agreements, non-core deposits, and short- and long-term debt. There are other sources of liquidity available to us or the Banks should they be needed, including our ability to acquire additional non-core deposits, the issuance and sale of debt securities, and the issuance and sale of preferred or common securities in public or private transactions. Our access to funding sources in amounts adequate to finance or capitalize our activities or on terms that are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy in general. Our ability to borrow could be impaired by factors that are not specific to us, such as further disruption in the financial markets or negative views and expectations about the prospects for the financial services industry in light of the recent turmoil faced by banking organizations and the continued deterioration in credit markets.

We are required to maintain capital to meet regulatory requirements, and if we fail to maintain sufficient capital, whether due to losses, an inability to raise additional capital or otherwise, our financial condition, liquidity and results of operations, as well as our ability to maintain regulatory compliance, would be adversely affected.

Our bank holding company and the Banks must meet regulatory capital requirements and maintain sufficient liquidity. Banking organizations experiencing growth, especially those making acquisitions are expected to hold additional capital, above regulatory minimums. Our ability to raise additional capital, when and if needed, will depend on conditions in the capital markets, economic conditions and a number of other factors, including investor perceptions regarding the banking industry and market condition, and governmental activities, many of which are outside our control, and on our financial condition and performance. Accordingly, we cannot assure you that we will be able to raise additional capital if needed or on terms acceptable to us. If we fail to meet these capital and other regulatory requirements, our financial condition, liquidity and results of operations would be materially and adversely affected.

Our failure to remain “well capitalized” for bank regulatory purposes could affect customer confidence, our ability to grow, our costs of funds and FDIC insurance costs, our ability to pay dividends on common and preferred stock and make distributions on our trust preferred securities, our ability to make acquisitions, and our business, results of operations and financial condition. Under FDIC rules, if any of the Banks ceases to be a “well capitalized” institution for bank regulatory purposes, the interest rates that it pays and its ability to accept brokered deposits may be restricted. Although the Banks had no wholesale brokered deposits as of March 31, 2010, they had $35.1 million of reciprocal CDARs deposits with respect to our customers, which are considered brokered deposits for regulatory purposes.

The Dodd-Frank Act requires banking organizations to hold additional capital of high quality, as will the pending rules being considered by the Basel Committee and U.S. banking regulators.

Our business strategy includes continued growth, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively.

In addition to the Acquisition, we intend to continue pursuing a growth strategy for our business. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in significant growth stages of development. Particularly in light of prevailing economic conditions, we cannot assure you we will be able to expand our market presence in our existing markets or successfully enter new markets or that any such expansion will not adversely affect our results of operations. Failure to manage our growth, including the Acquisition, effectively could have a material adverse effect on our business, future prospects, financial condition or results of operations, and could adversely affect our ability to successfully implement our business strategy. Also, if our growth occurs more slowly than anticipated or declines, our operating results could be materially adversely affected.

Our ability to successfully grow will depend on a variety of factors including the continued availability of desirable business opportunities, the competitive responses from other financial institutions in our market areas and our ability to manage our growth. While we believe we have the management resources and internal systems in place to successfully manage the Acquisition and our future growth, there can be no assurance growth opportunities will be available or growth will be successfully managed.

We face risks with respect to future expansion.

In addition to the Acquisition, we may acquire other financial institutions or parts of those institutions in the future. We may engage in additional de novo branch expansion, and expansion of our existing business such as the establishment of our correspondent banking division and our recent purchases of two prepaid card operations and their related deposits. We may also consider and enter into other new lines of business or offer new products or services. We also may receive future inquiries and have discussions with potential acquirors of us. Acquisitions and mergers, including the Acquisition, involve a number of risks, including:

•	the time and costs associated with identifying and evaluating potential acquisitions and merger partners;

•	inaccurate estimates and judgments regarding credit, operations, management and market risks of the target institution;

•

the time and costs of evaluating new markets, hiring experienced local management and opening new offices, and the time lags between these activities and the generation of sufficient assets and deposits to support the costs of the expansion;

•	our ability to finance an acquisition and possible dilution to our existing shareholders;

•	the diversion of our management’s attention to the negotiation of a transaction, and the integration of the operations and personnel of the combining businesses;

•	entry into new markets where we lack experience;

•	the strain of growth on our infrastructure, staff, internal controls and management, which may require additional personnel, time and expenditures;

•	the time and costs of establishing servicing, internal control and reporting systems with respect to assets subject to FDIC loss-sharing agreements;

•	exposure to potential asset quality issues with acquired institutions;

•	the introduction of new products and services into our business;

•	the possibility of unknown or contingent liabilities;

•	the incurrence and possible impairment of goodwill associated with an acquisition and possible adverse short-term effects on our results of operations; and

•	the risk of loss of key employees and customers.

We may incur substantial costs to expand, and we can give no assurance that the Acquisition or any other expansion will result in the levels of profits we seek. There can be no assurance that integration efforts for the Acquisition and any future mergers or acquisitions will be successful. Also, we may issue equity securities, including common stock and securities convertible into shares of our common stock, in connection with future acquisitions, which could cause ownership and economic dilution to our current shareholders and to investors purchasing common stock in this offering. There is no assurance that, following the Acquisition or any future mergers or acquisitions, our integration efforts will be successful or our company, after giving effect to any acquisition, will achieve profits comparable to or better than our historical experience.

The Acquisition and any other FDIC-assisted transaction we may engage in could present additional risks to our business.

In addition to the Acquisition, we seek opportunities to acquire the assets and liabilities of other failed banks in FDIC-assisted transactions. FDIC-assisted transactions, including the Acquisition, present the risks of acquisitions, generally, as well as some risks specific to these transactions. These FDIC-assisted transactions typically provide for FDIC assistance, including potential loss-sharing, to an acquiror to mitigate the credit risks of acquired loans and securities, which, may include loss-sharing. FDIC-assisted transactions have many of the same risks we would face in acquiring another open bank without FDIC assistance, including risks associated with competitive bidding and pricing of such transactions, the risks of loss of deposits and, liquidity through runoff or customer attrition, and failure to realize the anticipated acquisition benefits in the amounts and within the timeframes we expect. In addition, because these acquisitions, including the Acquisition, provide for limited diligence and negotiation of terms, these transactions may pose risks not present in open bank transactions. Loss sharing with the FDIC reduces the credit risks of, and capital required for, FDIC-assisted transactions, but requires additional resources and time to service acquired problem loans, costs related to integration of personnel and operating systems, and the establishment of processes and internal controls to service acquired assets in accordance with FDIC standards. If we are unable to manage these risks, FDIC-assisted acquisitions, including the Acquisition, could have a material adverse effect on our business, financial condition and results of operations.

Attractive acquisition opportunities may not be available to us in the future.

While we seek continued organic growth, as our earnings and capital position improve, we may consider the acquisition of other businesses, including failed depository institutions offered for sale in FDIC-assisted transactions. The FDIC determines the timing and terms of the sale of failed institutions, and selects the winning bidder based on the “least cost” to the FDIC. The failed banks offered for sale may or may not meet our business objectives. We expect that other banking and financial companies, many of which have significantly greater resources, will compete with us to acquire financial services businesses, including failed institutions offered in FDIC-assisted transactions. This competition could increase prices for potential acquisitions, including the premiums on deposits and the prices paid for assets in FDIC-assisted transactions. This could reduce our potential returns, and reduce the attractiveness of these opportunities and increase their credit and other risks. Also, acquisitions are subject to various regulatory approvals. If we fail to receive the appropriate regulatory approvals, we will not be able to consummate an acquisition that we believe is in our best interests. Among other things, our regulators consider our capital, liquidity, profitability, regulatory compliance and levels of goodwill and intangibles when considering acquisition and expansion proposals. Any acquisition could be dilutive to our earnings and shareholders’ equity per share of our common stock.

Our recent results may not be indicative of our future results.

We may not be able to sustain our historical rate of growth or may not even be able to grow our business at all. In addition, our recent growth may distort some of our historical financial ratios and statistics. Various factors, such as economic conditions, regulatory and legislative considerations and competition, may also impede or prohibit our ability to expand our market presence. If we experience a significant decrease in our historical rate of growth, our results of operations and financial condition may be adversely affected due to a high percentage of our operating costs being fixed expenses.

Our continued pace of growth may require us to raise additional capital in the future, but that capital may not be available when it is needed.

We are required by federal and state regulatory authorities to maintain levels of capital the regulators consider appropriate to support our operations. Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we cannot assure you of our ability to raise additional capital if needed on terms acceptable to us. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth and acquisitions could be materially impaired.

Changes in interest rates may negatively affect our earnings and the value of our assets.

Our earnings and cash flows are largely dependent upon our net interest income. Net interest income is the difference between interest income earned on interest-earnings assets, such as loans and investment securities, and interest expense paid on interest-bearing liabilities, such as deposits and borrowed funds. Interest rates are sensitive to many factors that are beyond our control, including general economic conditions, competition and policies of various governmental and regulatory agencies and, in particular, the policies of the Federal Reserve. Changes in monetary policy, including changes in interest rates, could influence not only the interest our Banks receive on loans and investment securities and the amount of interest they pay on deposits and borrowings, but such changes could also affect (i) the Banks’ ability to originate loans and obtain deposits, (ii) the fair value of our financial assets and liabilities, including the available for sale securities portfolio, and (iii) the average duration of our interest-earning assets. Changes in monetary policy could also expose us to the risk that interest-earning assets may be more responsive to changes in interest rates than interest-bearing liabilities, or vice versa (repricing risk), the risk that the individual interest rates or rates indices underlying various interest-earning assets and interest-bearing liabilities may not change in the same degree over a given time period (basis risk), and the risk of changing interest rate relationships across the spectrum of interest-earning asset and interest-bearing liability maturities (yield curve risk), including a prolonged flat or inverted yield curve environment. Any substantial, unexpected, prolonged change in market interest rates could have a material adverse affect on our financial condition and results of operations.

Higher FDIC deposit insurance premiums and assessments could adversely affect our financial condition.

FDIC insurance premiums increased substantially in 2009 and we expect to continue to pay significantly higher FDIC premiums in the foreseeable future. Market developments have adversely affected the FDIC’s Deposit Insurance Fund (“DIF”) and reduced the ratio of DIF’s reserves to insured deposits.

The Dodd-Frank Act changes the FDIC deposit insurance assessments and increased the required DIF reserve ratio, and no longer requires that dividends be paid to FDIC members from excess DIF reserves. It is likely that FDIC insurance costs will increase further, although banks with less than $10 billion of assets will have the effects of the higher DIF reserve ratio offset by the FDIC.

Current levels of market volatility are unprecedented.

The capital and credit markets have been experiencing volatility and disruption for more than two years. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers’ underlying financial condition or performance. If current levels of market disruption and volatility continue or worsen, we may experience adverse effects, which may be material, on our ability to maintain or access capital and on our business, financial condition and results of operations.

Our cost of funds may increase as a result of general economic conditions, FDIC insurance assessments, interest rates and competitive pressures.

Our cost of funds may increase as a result of general economic conditions, FDIC insurance assessments, interest rates and competitive pressures. We have traditionally obtained funds principally through local deposits and we have a base of lower cost transaction deposits. Generally, we believe local deposits are a less expensive and more stable source of funds than other borrowings because interest rates paid for local deposits are typically lower than interest rates charged for borrowings from other institutional lenders and reflect a mix of transaction and time deposits, whereas brokered deposits typically are higher cost time deposits. Our costs of funds and our profitability and liquidity are likely to be adversely affected, if and to the extent we have to rely upon higher cost borrowings from other institutional lenders or brokers to fund loan demand or liquidity needs, and changes in our deposit mix and growth could adversely affect our profitability and the ability to expand our loan portfolio.

Competition from financial institutions and other financial service providers may adversely affect our profitability.

The banking business is highly competitive and we experience competition in our markets from many other financial institutions. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds, and other mutual funds, as well as other super-regional, national and international financial institutions that operate offices in our primary market areas and elsewhere.

We compete with these institutions both in attracting deposits and in making loans. In addition, we have to attract our customer base from other existing financial institutions and from new residents. Many of our competitors are well-established, larger financial institutions. While we believe we can and do successfully compete with these other financial institutions in our primary markets, we may face a competitive disadvantage as a result of our smaller size, lack of geographic diversification and inability to spread our marketing costs across a broader market. Although we compete by concentrating our marketing efforts in our primary markets with local advertisements, personal contacts, and greater flexibility and responsiveness in working with local customers, we can give no assurance this strategy will be successful.

The soundness of other financial institutions could adversely affect us.

Our ability to engage in routine funding and other transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. Defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and losses of depositor, creditor and counterparty confidence and could lead to losses or defaults by us or by other institutions. We could experience increases in deposits and assets as a result of other banks’ difficulties or failure, which would increase the capital we need to support our growth.

We are subject to extensive regulation that could limit or restrict our activities.

We operate in a highly regulated industry and are subject to examination, supervision, and comprehensive regulation by various federal and state agencies, including the Federal Reserve, the OCC, the FDIC, FINRA, the

SEC, the Florida Office of Financial Regulation. These regulations are primarily intended to protect depositors, not shareholders. Our compliance with these regulations is costly and restricts certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits and locations of offices. We are also subject to capitalization guidelines established by our regulators, which require us to maintain adequate capital to support our growth.

The laws and regulations applicable to the banking industry could change at any time, and we cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, our cost of compliance could adversely affect our ability to operate profitably.

We are dependent upon the services of our management team.

Our future success and profitability are substantially dependent upon the management and banking abilities of our senior executives. We currently have employment and non-compete agreements in place with certain key persons but we cannot guarantee you that all of our key persons will remain with us. Changes in key personnel and their responsibilities may be disruptive to our business and could have a material adverse effect on our business, financial condition and results of operations. We believe that our future results will also depend in part upon ability to continue to attract and retain highly skilled and qualified personnel. Competition for such personnel is intense, and we cannot assure you that we will be successful in retaining such personnel.

Technological changes affect our business, and we may have fewer resources than many competitors to invest in technological improvements.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to serving clients better, the effective use of technology may increase efficiency and may enable financial institutions to reduce costs. Our future success will depend, in part, upon our ability to use technology to provide products and services that provide convenience to customers and to create additional efficiencies in operations. We may need to make significant additional capital investments in technology in the future, and we may not be able to effectively implement new technology-driven products and services. Many competitors have substantially greater resources to invest in technological improvements.

Hurricanes or other adverse weather or environmental events could negatively affect our local economies or disrupt our operations, which would have an adverse effect on our business or results of operations.

Our market areas in Florida are especially susceptible to hurricanes and tropical storms and related flooding and wind damage. In addition, our markets may be adversely impacted by the recent BP oil spill in the Gulf of Mexico. Such weather and other environmental events can disrupt operations, result in damage to properties and negatively affect the local economies in the markets where we operate. The BP oil spill that started in the Gulf of Mexico in April 2010 may adversely affect the economies of areas of Florida on or near the Gulf of Mexico, and the cash flows, values and marketability of properties in those areas of Florida securing our loans. Hurricane and other storm damage in Florida have increased the costs of insuring properties in Florida. We cannot predict whether or to what extent damage that may be caused by such events will affect our operations or the economies in our current or future market areas, but such events could result in a decline in loan originations, a decline in the value or destruction of properties securing our loans and an increase in loan delinquencies, foreclosures or loan losses. Our business or results of operations may be adversely affected by these and other negative effects of future hurricanes, tropical storms, including flooding and wind damage, or other environmental events. Many of our customers have incurred significantly higher property and casualty insurance premiums on their properties located in our markets, which may adversely affect real estate sales and values in our markets.

Risks Related to Our Common Stock and the Offering

The trading volume in our common stock has been low and the sale of substantial amounts of our common stock in the public market could depress the price of our common stock.

Our common stock is thinly traded. The average daily trading volume of our shares on Nasdaq during the first three months of 2010 was approximately 87,000 shares. Thinly traded stock can be more volatile than stock trading in an active public market. We cannot predict the extent to which an active public market for our common stock will develop or be sustained after this offering. In recent years, the stock market has experienced a high level of price and volume volatility, and market prices for the stock of many companies have experienced wide price fluctuations that have not necessarily been related to their operating performance. Therefore, our shareholders may not be able to sell their shares at the volumes, prices, or times that they desire.

We cannot predict the effect, if any, that future sales of our common stock in the market, or availability of shares of our common stock for sale in the market, will have on the market price of our common stock. We therefore can give no assurance sales of substantial amounts of our common stock in the market, or the potential for large amounts of sales in the market, would not cause the price of our common stock to decline or impair our ability to raise capital through sales of our common stock.

Our ability to pay cash dividends is limited and we may be unable to pay future cash dividends.

Our ability to pay dividends in cash is limited by regulatory restrictions and the need to maintain sufficient capital in the Company and in each of the Banks. The ability of our four bank subsidiaries to distribute cash to us is limited by their obligations to maintain sufficient capital, earnings and liquidity and by other general restrictions on distributions that are applicable to national banks and state banks that are regulated by the FDIC. If we do not satisfy these regulatory requirements, we will be unable to pay cash dividends on our common stock.

The potential issuances of equity securities may impact net income available to our common shareholders and our earnings per share.

We may issue and sell shares of preferred stock or common stock in the future, and such future issuances of equity could further impact the earnings per share available to our existing shareholders.

You may not receive cash dividends on our common stock.

Holders of our common stock are only entitled to receive such dividends as our board of directors may declare out of funds legally available for such payments. Furthermore, holders of our common stock are subject to the prior dividend rights of any holders of our preferred stock at any time outstanding or depositary shares representing such preferred stock then outstanding. Although we have historically declared cash dividends on our common stock, we are not required to do so. In the future we may further reduce or eliminate our common stock dividend. This could adversely affect the market price of our common stock.

Holders of our junior subordinated debentures have rights that are senior to those of our common stockholders.

We have supported our continued growth through the issuance of trust preferred securities from special purpose trusts and accompanying junior subordinated debentures. At March 31, 2010, we had outstanding trust preferred securities and accompanying junior subordinated debentures totaling $12.5 million. Payments of the principal and interest on the trust preferred securities of these special purpose trusts are conditionally guaranteed by us. Further, the accompanying junior subordinated debentures we issued to the special purpose trust are senior to our shares of common stock. As a result, we must make payments on the junior subordinated debentures before any dividends can be paid on our equity securities and, in the event of our bankruptcy, dissolution or liquidation, the holders of the junior subordinated debentures must be satisfied before any distributions can be made on our equity securities. We have the right to defer distributions on our junior subordinated debentures (and the related trust preferred securities) for up to five years, during which time no dividends may be paid on our common stock. These trust preferred securities will continue as Tier 1 capital under the Dodd-Frank Act, although we will be unable to issue additional trust preferred securities as Tier 1 capital in the future.

The Dodd-Frank Act will restrict the types of instruments that we may issue as capital in the future.

The Dodd-Frank Act eliminates our ability to issue additional trust preferred securities and cumulative preferred stock as Tier 1 capital. This likely will force us to raise capital in the future primarily through sales of our common stock.

Sales of additional capital could dilute existing shareholders.

Issuances of additional common stock (including common stock issued as consideration in any merger or acquisition), or securities convertible into or exchangeable for our common stock, could dilute our existing common shareholders. In addition, our Articles of Incorporation permit us to issue preferred stock without the approval of our shareholders. Any preferred stock that we issue would likely have dividend and liquidation rights senior in priority to the rights of holders of our common stock.

USE OF PROCEEDS

We intend to use the net proceeds of this offering to support our growth, including providing capital to our subsidiary banks to support the Acquisition, the possible future acquisitions of other banks with FDIC assistance and unassisted acquisitions of whole banks, bank branches and various lines of business. We expect to use any other net proceeds for general corporate purposes, including working capital needs.

CAPITALIZATION

The following table sets forth our capitalization on an actual basis as of March 31, 2010 and on an as adjusted basis to give effect to the issuance of the common stock offered hereby.

	March 31, 2010
(Dollars in thousands, except for footnote (1))	Actual	As Adjusted (1)
	(unaudited)
Long term debt:
Junior subordinated debentures	$12,500	$12,500

Shareholders’ equity:
Preferred Stock, par value $0.01; 5,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, par value $0.01; 100,000,000 shares authorized; 25,778,767 shares outstanding; 29,378,767 shares outstanding as adjusted	258	294
Additional paid-in capital	193,615	222,070
Retained earnings	28,758	28,758
Accumulated other comprehensive income	6,842	6,842

Total shareholders’ equity	$229,473	$257,964

Total long-term debt and shareholders’ equity	$241,973	$270,464

Consolidated capital ratios:
Tier 1 leverage ratio	11.6%	13.0%
Tier 1 capital to risk-weighted assets	18.0%	20.6%
Total capital to risk-weighted assets	19.3%	21.9%

(1)	This table assumes that 3,600,000 shares of our common stock are sold in this offering at $8.50 per share and that the net proceeds thereof are approximately $28,490,500 after deducting underwriting discounts and commissions and our estimated expenses. If the underwriters’ over-allotment option is exercised in full, common stock and additional paid-in capital will increase to $299,000 and $226,391,000, respectfully. This table also assumes that the net proceeds are initially invested in 0% risk weighted assets.

PRICE RANGE OF OUR COMMON STOCK AND DIVIDEND INFORMATION

Our common stock is listed on Nasdaq under the symbol “CSFL.” The table below sets forth for the periods indicated, the high and low intraday sales prices of our common stock as reported by Nasdaq and the dividends declared per share on our common stock.

	High	Low	Cash Dividends Declared Per Share
2010 Quarter Ended:
Third quarter (through July 21, 2010)	$10.42	$9.18	*
Second quarter	13.86	10.07	$0.01
First quarter	12.98	9.85	$0.01

2009 Quarter Ended:
Fourth quarter	$10.92	$6.92	$0.01
Third quarter	9.39	6.50	0.01
Second quarter	12.94	7.32	0.01
First quarter	17.15	6.21	0.04

2008 Quarter Ended:
Fourth quarter	$18.00	$12.81	$0.04
Third quarter	18.00	9.70	0.04
Second quarter	14.34	10.40	0.04
First quarter	17.61	12.12	0.04

(*)	Our board of directors is scheduled to determine the amount of any dividend to be declared and paid for the third quarter of 2010 for shareholders of record as of September 15, 2010.

On July 21, 2010, the closing price of our common stock on Nasdaq was $9.18 per share. At March 31, 2010, there were 25,778,767 shares of our common stock outstanding, held by approximately 979 holders of record.

Dividends are paid at the discretion of our board of directors. We have paid regular quarterly cash dividends on our common stock, and our board of directors presently intends to continue the payment of regular quarterly cash dividends, but the amount and frequency of cash dividends, if any, will be determined by our board of directors after consideration of our earnings, capital requirements and our financial condition and will depend on cash dividends paid to us by the Banks. As a result, our ability to pay future dividends will depend upon the earnings of the Banks, their financial condition and their need for funds. For a description of these restrictions, see the section of our Annual Report on Form 10-K for the year ended December 31, 2009 entitled “Supervision and Regulation,” which is incorporated by reference herein.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus supplement through Keefe, Bruyette & Woods, Inc., as representative of the several underwriters (collectively, the “Underwriters”). We have entered into an underwriting agreement with the Underwriters, dated July 22, 2010 (the “Underwriting Agreement”). Subject to the terms and conditions of the Underwriting Agreement, each of the Underwriters has severally agreed to purchase the number of shares of common stock, par value $0.01 per share, listed next to its name in the following table.

Name of Underwriter	Number of Shares
Keefe, Bruyette & Woods, Inc.	3,420,000
Wunderlich Securities, Inc.	180,000

Our common stock is offered subject to a number of conditions, including receipt and acceptance of the common stock by the Underwriters.

In connection with this offering, the Underwriters or certain securities dealers may distribute prospectuses electronically.

Director and Officer Participation

Our management, directors, principal stockholders, or their affiliates may acquire shares in this offering. Any purchases by management, directors, principal stockholders, or their affiliates must be made on the same terms and conditions as purchases by nonaffiliated investors and with a view toward investment, not resale.

Over-Allotment Option

We have granted the Underwriters an option to buy 540,000 additional shares of our common stock. The Underwriters may exercise this option from time to time in whole or in part, solely for the purpose of covering over-allotments, if any, made in connection with this offering. The Underwriters have 30 days from the date of this prospectus supplement to exercise this option.

Commissions and Expenses

Shares of common stock sold by the Underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus supplement. Any shares of common stock sold by the Underwriters to securities dealers may be sold at a discount of up to $0.29325 per share from the public offering price. Any of these securities dealers may resell any shares of common stock purchased from the Underwriters to other brokers or dealers at a discount of up to $0.10000 per share from the public offering price. If all the shares of common stock are not sold at the public offering price, the representative may change the offering price and the other selling terms. Sales of shares of common stock made outside of the United States may be made by affiliates of the Underwriters.

The following table shows the per share and total underwriting discounts and commissions we will pay to the Underwriters, assuming both no exercise and full exercise of the Underwriters’ option to purchase an additional 540,000 shares of common stock:

	Per Share	Total without option exercise	Total with option exercise
Public offering price	$8.50	$30,600,000	$35,190,000
Underwriting discount	0.48875	1,759,500	2,023,425

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions but including our reimbursement of certain expenses of the Underwriters, will be approximately $350,000.

No Sales of Similar Securities

We and our executive officers and directors have entered into lock-up agreements with the Underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of the representative, subject to limited exceptions, offer, sell, contract to sell or otherwise dispose of or hedge our common stock or securities convertible into or exercisable or exchangeable for our common stock. These restrictions will be in effect for a period of 90 days after the date of this prospectus supplement. At any time and without public notice, the representative may, in its sole discretion, release all or some of the securities from these lock-up agreements.

Indemnification and Contribution

We have agreed to indemnify the Underwriters and their affiliates and controlling persons against certain liabilities. If we are unable to provide this indemnification, we will contribute to the payments the Underwriters, their affiliates and their controlling persons may be required to make in respect of those liabilities.

Nasdaq Quotation

Our common stock is quoted on Nasdaq under the symbol “CSFL.”

Price stabilization, short positions and passive market making

In connection with this offering, the Underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	imposition of penalty bids;

•	syndicate covering transactions; and

•	passive market making.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the Underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the Underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The Underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the Underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option. The Underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. The Underwriters may carry out these transactions on Nasdaq, in the over-the-counter market or otherwise.

In addition, in connection with this offering the Underwriters may engage in passive market making transactions in our common stock on Nasdaq prior to the pricing and completion of this offering. Passive market making consists of displaying bids on Nasdaq no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. If passive market making is commenced, it may be discontinued at any time.

Affiliations

The Underwriters and their affiliates have provided and may continue to provide certain commercial banking, financial advisory and investment banking services for us for which they receive fees. Keefe, Bruyette & Woods, Inc. recently advised the Company on structuring and pricing its successful Acquisition, for which it received a fee of $150,000. The Underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), the Underwriters have represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

The Underwriters have represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of the issuance of the shares of our common stock offered in this offering will be passed upon for us by the law firm of Smith Mackinnon, PA, Orlando, Florida. Certain legal matters in connection with this offering will be passed upon for the Underwriters by the law firm of Jones Day.

EXPERTS

Our consolidated financial statements appearing in our Annual Report on Form 10-K for the year ended December 31, 2009 have been audited by Crowe Horwath, LLP, independent registered public accounting firm, as set forth in their report included therein and incorporated herein by reference. Such consolidated financial statements are incorporated by reference in reliance upon such report given on the authority of said firm as experts in accounting and auditing.

WHERE YOU MAY FIND ADDITIONAL INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), which means we are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov and on the investor relations page of our website at www.centerstatebanks.com. Information on our website is not part of this prospectus supplement or the accompanying prospectus. You may also read and copy any document we file with the SEC at its Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

We filed a registration statement on Form S-3 to register with the SEC the shares of common stock to be issued in this offering. This prospectus supplement and the accompanying prospectus do not contain all of the information you can find in the registration statement or the exhibits to the registration statement. You can obtain the full registration statement from the SEC as indicated above.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus supplement the information we have filed with the SEC (File No. 333-163465). This permits us to disclose important information to you by referring to these filed documents. The information incorporated by reference is an important part of this prospectus supplement, and the information we file subsequently with the SEC will automatically update and supersede the information in this prospectus supplement. Absent unusual circumstances, we will have no obligation to amend this prospectus supplement, other than filing subsequent information with the SEC. The historical and future information that is incorporated by reference in this prospectus supplement is considered to be part of this prospectus supplement and can be obtained at the locations described above. The information included elsewhere in this prospectus supplement and the following information incorporated by reference is considered to be part of this prospectus supplement:

•	our Annual Report on Form 10-K for the year ended December 31, 2009, filed with the SEC on March 4, 2010, as amended on March 25, 2010;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2010, filed with the SEC on May 4, 2010, as amended on June 3, 2010;

•	our Current Reports on Form 8-K, filed with the SEC on May 11, 2010, July 14, 2010 and July 21, 2010;

•	the description of our capital stock is set forth in our Registration Statement on Form 8-A filed with the SEC on November 27, 2000; and

•

any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) under the Securities Exchange Act of 1934 (other than filings or portions of filings that under applicable SEC rules are furnished instead of filed) until we sell all of the common stock under this prospectus.

Any statement contained in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference into this prospectus supplement shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in any subsequently filed document which also is, or is deemed to be, incorporated by reference in this prospectus supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

We will provide you a copy of any information that we incorporate by reference into the registration statement, this prospectus supplement or the accompanying prospectus, at no cost, by writing or telephoning us. Please send your request to:

CenterState Banks, Inc.

Attn: Ernest S. Pinner

Chairman of the Board

President and Chief Executive Officer

42745 U.S. Highway 27

Davenport, FL 33837

(863) 419-7750

We maintain an Internet website at www.centerstatebanks.com where the incorporated reports listed above can be accessed. Other than any documents expressly incorporated by reference, the information on our website and any other website that is referred to in this prospectus supplement or the accompanying prospectus is not part of this prospectus supplement or the accompanying prospectus.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus. We have not authorized anyone else to provide you with different information.

PROSPECTUS

$200,000,000

CenterState Banks, Inc.

Subordinated Debt Securities

Junior Subordinated Debt Securities

Preferred Stock

Depositary Shares

Common Stock

Purchase Contracts

Units

Warrants

Rights

Guarantees

CenterState Banks Statutory Trust II

CenterState Banks Statutory Trust III

Trust Capital Securities

Fully and unconditionally guaranteed by CenterState Banks, Inc. as described in the applicable prospectus supplement

We and/or the Trusts may offer and sell, from time to time, in one or more offerings, any combination of debt and equity securities that we describe in this prospectus having a total initial offering price not exceeding $200,000,000. We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest in the securities described in the applicable prospectus supplement. This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

CenterState Banks, Inc.’s common stock is currently listed for trading on the Nasdaq Global Select Market under the symbol “CSFL.”

There are significant risks associated with an investment in our securities. You should read carefully the risks we describe in the accompanying prospectus supplement as well as the risk factors discussed in our periodic reports that we file with the Securities and Exchange Commission for a better understanding of the risks and uncertainties that investors in our securities should consider.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

These securities are unsecured and are not deposits and are not insured by the FDIC or any other governmental agency.

This prospectus is dated December 3, 2009.

Prospectus

ABOUT THIS PROSPECTUS

This prospectus is a part of a registration statement that we and the Trusts filed with the Securities and Exchange Commission (“SEC”) using a “shelf” registration process. Under this shelf registration statement, we may sell, either separately or together, subordinated debt securities, junior subordinated debt securities, preferred stock, depositary shares representing interests in preferred stock, common stock, purchase contracts, units and warrants, and rights in one or more offerings. In addition, we may offer to our existing shareholders subscription rights, which may or may not be transferable, to purchase additional shares of our common stock. The Trusts may sell trust capital securities representing undivided beneficial interests in the Trusts, which may be guaranteed by us, to the public. We and the Trusts may use the shelf registration statement to sell, in one or more offerings, up to $200,000,000 of any securities registered, in any combination of securities and offering amount. This prospectus only provides you with a general description of the securities we and the Trusts may offer. Each time we or the Trusts sell securities, we will provide a supplement to this prospectus that contains specific information about the terms of the securities and the offering. A prospectus supplement may include a discussion of any risk factors or other special considerations applicable to those securities or to us or the Trusts. The supplement also may add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and the applicable prospectus supplement, you should rely on the information in the applicable prospectus supplement. You should carefully read both this prospectus and any supplement, together with the additional information described under the heading “Where You Can Find More Information” below.

The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. That registration statement can be read at the SEC website or at the SEC office mentioned under the heading “Where You Can Find More Information” below. We have not authorized anyone to provide you with different information. You should assume that the information contained in this prospectus and any prospectus supplement is accurate only as of the date on its cover page and that any information we have incorporated by reference herein or therein is accurate only as of the date given in the document incorporated by reference.

We and the Trusts may sell securities to underwriters who will sell the securities to the public on terms fixed at the time of sale. In addition, the securities may be sold by us or the Trusts directly or through dealers or agents designated from time to time. If we or the Trusts, directly or through agents, solicit offers to purchase the securities, we and the Trusts reserve the sole right to accept and, together with any agents, to reject, in whole or in part, any of those offers.

Any prospectus supplement will contain the names of the underwriters, dealers or agents, if any, together with the terms of the offering, the compensation of those underwriters and the net proceeds to us and the Trusts. Any underwriters, dealers or agents participating in the offering may be deemed “underwriters” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”).

References to our website have been provided for reference only, and the information on our website does not constitute part of this prospectus or any prospectus supplement.

As used in this prospectus, the references to (1) “we,” “us,” “our,” “CenterState” and the “Company” mean CenterState Banks, Inc. and its subsidiaries on a consolidated basis (unless the context indicates another meaning); (2) the term the “Banks” means our four subsidiary banks: CenterState Bank Central Florida, National Association; CenterState Bank, National Association; CenterState Bank of Florida, National Association; and Valrico State Bank (unless the context indicates another meaning); and (3) the “Trusts” mean CenterState Banks Statutory Trust II and CenterState Banks Statutory Trust III.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the following documents listed below and any future filings in each case (other than current reports or portions thereof furnished under Item 2.02 or Item 7.01 of Form 8-K) made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), until we or any underwriters sell all of the securities:

•   Our Annual Report on Form 10-K for the year ended December 31, 2008;

•   Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009;

•   Our Current Reports on Form 8-K filed with the SEC on January 14, 2009, February 2, 2009, May 7, 2009, June 17, 2009, July 6, 2009, July 31, 2009, August 4, 2009, October 1, 2009 and October 28, 2009; and

•   The description of our capital stock as set forth in our Registration Statement on Form 8-A filed with the SEC on November 27, 2000.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

CenterState Banks, Inc.

Attn: Ernest S. Pinner

Chairman of the Board

President and Chief Executive Officer

42745 U.S. Highway 27

Davenport, Florida 33837

Telephone: (863) 419-7750

The Trusts have no separate financial statements. The Trust’s financial statements would not be material to holders of the trust capital securities because the Trusts have no independent operations.

Unless otherwise indicated, currency amounts in this prospectus and in any applicable prospectus supplement are stated in United States dollars.

You should rely only on the information contained or incorporated by reference in this prospectus and the applicable prospectus supplement. We have not authorized anyone else to provide you with additional or different information. We may only use this prospectus to sell securities if it is accompanied by a prospectus supplement. We are only offering these securities in jurisdictions where the offer is permitted. You should not assume that the information in this prospectus or the applicable prospectus supplement or any document incorporated by reference is accurate as of any date other than the dates of the applicable documents.

SPECIAL CAUTIONARY NOTICE

REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements made herein, including information incorporated herein by reference to other documents, are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act and Section 21E of the Exchange Act.

Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may”, “will”, “anticipate”, “assume”, “should”, “indicate”, “would”, “believe”, “contemplate”, “expect”, “estimate”, “continue”, “plan”, “point to”, “project”, “could”, “intend”, “target”, and other similar words and expressions of the future. These forward-looking statements may not be realized due to a variety of factors, including, without limitation:

•	the effects of future economic, business and market conditions, domestic and foreign;
•	governmental monetary and fiscal policies;
•

legislative and regulatory changes, including changes in banking, securities and tax laws and regulations and their application by our regulators, and changes in the scope and cost of FDIC insurance and other coverages;

•	changes in accounting policies, rules and practices;
•

the risks of changes in interest rates on the levels, composition and costs of deposits, loan demand, and the values and liquidity of loan collateral, securities, and interest sensitive assets and liabilities;

•	credit risks of borrowers;
•	changes in the availability and cost of credit and capital in the financial markets;
•	changes in the prices, values and sales volumes of residential and commercial real estate;
•	the effects of competition from a wide variety of local, regional, national and other providers of financial, investment and insurance services;
•	the failure of assumptions underlying the establishment of reserves for possible loan losses and other estimates;
•

the risks of mergers, acquisitions and divestitures, including, without limitation, the related time and costs of implementing such transactions, integrating operations as part of these transactions and possible failures to achieve expected gains, revenue growth and/or expense savings from such transactions;

•	changes in technology or products that may be more difficult, costly, or less effective than anticipated;
•	the effects of war or other conflicts, acts of terrorism or other catastrophic events that may affect general economic conditions; and
•	other factors and risks described under “Risk Factors” incorporated by reference herein and in any of our subsequent reports that we make with the SEC under the Exchange Act.

All written or oral forward-looking statements that are made by or are attributable to us are expressly qualified in their entirety by this cautionary notice. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date of this prospectus, or after the respective dates on which such statements otherwise are made.

PROSPECTUS SUMMARY

Under this shelf registration statement to which this prospectus is a part, we and the Trusts may sell up to $200,000,000 of securities, consisting of one or any combination or combinations of securities described in this prospectus, in one or more offerings. This prospectus generally describes the securities and the Trusts’ trust capital securities that may be offered.

We may offer any of the following securities or any combination of these securities from time to time:

•	subordinated debt securities;
•	junior subordinated debt securities;
•	preferred stock;
•	depositary shares;
•	common stock;
•	purchase contracts;
•	units;
•	warrants;
•	rights; and
•	guarantees.

From time to time, each Trust may:

•	offer trust capital securities representing undivided preferred beneficial interests in the Trust to the public;
•	offer common securities representing undivided common beneficial interests in the Trust to us; and
•	use the proceeds from the issuance of these securities to buy an equal principal amount of our junior subordinated debt securities.

This prospectus, including the following summary, describes the general terms that may apply to the securities; the specific terms of any particular securities that we may offer will be described in a separate supplement to this prospectus.

Subordinated Debt Securities

We may offer different types of debt securities. For any particular debt securities we offer, the applicable prospectus supplement will describe the terms of the debt securities, and will include for each series of debt securities, the initial public offering price, designation, priority, aggregate principal amount (including whether determined by reference to an index), currency, denomination, premium, maturity, interest rate (including whether fixed, floating or otherwise), time of payment of any interest, any terms for mandatory or optional redemption and other terms. We will issue subordinated debt, including subordinated and junior subordinated securities, under separate indentures to be entered into by and between us and Wilmington Trust Company, as trustee. Debt securities may be convertible into shares of our common or preferred stock, as described in any applicable prospectus supplement.

Preferred Stock and Depositary Shares

We may offer preferred stock in one or more series. The applicable prospectus supplement will describe for each offering of preferred stock the specific designation of the series offered; the aggregate number of shares offered; the rate and periods, or manner of calculating the rate and periods, for dividends, if any; the stated value and liquidation preference amount, if any; the redemption, liquidation and voting rights, if any; and any other specific terms. We may also offer depositary shares, each of which would represent an interest in a fractional share of preferred stock. We will issue the depositary shares under one or more deposit agreements to be entered into between us and one or more depositaries.

Common Stock

We may also offer shares of our common stock and the applicable prospectus supplement will describe the terms of any such offer.

Purchase Contracts

We also may issue stock purchase contracts, including contracts obligating holders to purchase from us, and obligating us to sell to holders, a fixed or varying number of shares of common stock or preferred stock at a future date or dates. The consideration per share of common stock or preferred stock may be fixed at the time that stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. Any stock purchase contract may include anti-dilution provisions to adjust the number of shares issuable pursuant to such stock purchase contract upon the occurrence of certain events.

The stock purchase contracts may be issued separately or as a part of units consisting of a stock purchase contract, debt securities and preferred securities. These contracts, and the holders’ obligations to purchase shares of our common stock or preferred stock under the stock purchase contracts, may be secured by cash, certificates of deposit, U.S. government securities that will mature prior to, or simultaneously with, the maturity of the equity contract, standby letters of credit from an affiliated U.S. bank that is FDIC-insured or other collateral satisfactory to the Board of Governors of the Federal Reserve System (the “Federal Reserve”). The stock purchase contracts may require us to make periodic payments to holders of the stock purchase units, or vice versa, and such payments may be unsecured or prefunded and may be paid on a current or on a deferred basis.

Any one or more of the above securities, common stock or the stock purchase contracts or other collateral may be pledged as security for the holders’ obligations to purchase or sell, as the case may be, the common stock or preferred stock under the stock purchase contracts.

Units

We also may offer two or more of the securities described in this prospectus in the form of a “unit,” including pursuant to a unit agreement. The unit may be transferable only as a whole, or the securities comprising a unit may, as described in the applicable prospectus supplement, be separated and transferred by the holder separately. There may or may not be an active market for units or the underlying securities, and not all the securities comprising a unit may be listed or traded on a securities exchange or market.

Warrants

We may offer warrants to purchase our subordinated debt securities, preferred stock, depositary shares, common stock or any combination of these securities, either independently or together with any other securities. For any particular warrants we offer, the applicable prospectus supplement will describe:

•	the underlying securities;
•	the expiration date;
•	the exercise price or the manner of determining the exercise price;
•	the amount and kind, or the manner of determining the amount and kind, of securities to be delivered upon exercise;
•	the date after which the warrants are separately transferable;
•	any provisions for adjustments in the exercise price or the number of securities issuable upon exercise of the warrants; and

•	any other specific terms.

We may issue the warrants under one or more warrant agreements between us and one or more warrant agents. The warrant agents will act solely as our agents in connection with the warrants and will not assume any obligation or relationship of agency for or on behalf of holders or beneficial owners of warrants.

Rights

We may offer rights to our existing shareholders to purchase additional shares of our common stock or any series of our preferred stock. For any particular subscription rights, the applicable prospectus supplement will describe the terms of such rights, including the period during which rights may be exercised, the manner of exercising such rights, the transferability of rights and the number of shares of common stock or preferred stock that may be purchased in connection with each right and the subscription price for the purchase of such common stock or preferred stock. In connection with a rights offering, we may enter into a separate agreement with one or more underwriters or standby purchasers to purchase any shares of our common stock or preferred stock not subscribed for in the rights offering by existing shareholders, which will be described in the applicable prospectus supplement.

Guarantees

We, as the guarantor, will fully and unconditionally guarantee each Trust’s payment obligations under the trust capital securities issued by such Trust. In the event of a default in payment by a Trust, holders may institute legal proceedings directly against us to enforce the Trust’s obligations without first proceeding against such Trust. The guarantees will constitute unsecured obligations of us ranking junior and subordinate in right of payment to all of our outstanding senior debt and subordinated debt securities.

Trust Capital Securities

Each Trust may issue trust capital securities under an amended and restated trust agreement to be entered into by and between us and Wilmington Trust Company, as trustee. The applicable prospectus supplement will describe the terms of such trust capital securities and the offering, including designation of the securities; liquidation amount; distribution terms and conditions; whether such securities are to be issued in book-entry form; rights or obligations with respect to junior subordinated debt securities issued by us to the Trust; and other rights, limitations, and restrictions of such securities.

Listing

If any securities are to be listed or quoted on a securities exchange or quotation system, the applicable prospectus supplement will so indicate. Our common stock is listed on the Nasdaq Global Select Market and trades under the symbol “CSFL.”

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE DIVIDENDS

The following table shows the ratio of earnings to fixed charges of our company, which includes our subsidiaries, on a consolidated basis. The ratio of earnings to fixed charges has been computed by dividing:

(a) income before income taxes plus fixed charges, by

(b) fixed charges.

Fixed charges represent interest expense, either including or excluding interest on deposits as set forth below, the portion of net rental expense deemed to be equivalent to interest on long-term debt, and preferred stock dividends, as adjusted to the amount of pre-tax earnings that is required to pay the dividends. Interest expense, other than on deposits, includes interest on long-term debt, federal funds purchased, securities sold under agreements to repurchase and other borrowed funds.

	Nine Months Ended September 30,				Years Ended December 31,
	2009		2008		2008		2007		2006		2005		2004
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends:

Excluding interest on deposits	(0.32	)x	3.06	x	2.44	x	3.74	x	5.25	x	6.66	x	10.18	x

Including interest on deposits	0.78	x	1.22	x	1.16	x	1.35	x	1.60	x	1.85	x	1.87x

CENTERSTATE BANKS, INC.

CenterState Banks, Inc., a Florida corporation, formerly known as CenterState Banks of Florida, Inc., is the bank holding company for CenterState Bank Central Florida, National Association (“Central”); CenterState Bank National Association (“CSNA”); CenterState Bank of Florida, National Association (“CSB”); and Valrico State Bank (“VSB,” together with Central, CSNA and CSB, the “Banks”). At September 30, 2009, the Banks had 38 full-service banking offices located in ten counties throughout Central Florida.

We are registered as a bank holding company with the Board of Governors of the Federal Reserve System under the Bank Holding Company Act. At September 30, 2009, we had consolidated total assets of approximately $1.8 billion, consolidated total deposits of approximately $1.3 billion, consolidated total loans of approximately $947.3 million, and consolidated total shareholders’ equity of approximately $235.5 million. In addition to our subsidiary banks, we also own 100% of the voting shares of CenterState Banks of Florida Statutory Trust I and Valrico Capital Statutory Trust I, both used to issue trust preferred securities.

We will own all the common equity in CenterState Banks Statutory Trust II and CenterState Banks Statutory Trust III.

In connection with our participation in the Troubled Asset Relief Program Capital Purchase Program in November, 2008, we designated and issued 27,875 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, having a liquidation preference of $1,000 per share (“Series A preferred stock”) and a ten-year warrant (“Warrant”) to purchase 250,825 shares of our common stock to the United States Department of Treasury (the “Treasury”). The number of the Warrant’s exercisable shares of common stock was reduced by 50% to 125,413 shares after our underwritten public offering of 11,540,000 shares of common stock on July 29, 2009. We repurchased all of the Series A preferred stock on September 30, 2009 for $28,049,218.75, which included all accrued and unpaid dividends. On October 28, 2009, we entered into a Warrant Repurchase Letter Agreement (the “Repurchase Agreement”) with the Treasury to repurchase the Warrant. As a result, we have repurchased all securities issued to the Treasury under the Capital Purchase Program.

On January 30, 2009, we purchased approximately $178 million of the deposits of Ocala National Bank (“ONB”) from the FDIC for approximately $3,000,000, a premium of approximately 1.7%. ONB, which was closed by the FDIC on January 30, 2009, operated from four branch locations in Ocala, Florida. On February 2, 2009, all four branches opened as CSB branch offices. Since purchasing ONB, the Company has purchased one previously leased branch location, has agreed to purchase the two locations owned by ONB, and has entered into a short-term lease with respect to the remaining leased location, while renovation is occurring at a new location which the Company is in the process of purchasing after which it will move the remaining leased facility to this new nearby location. The purchase price of the branch locations was at current market values as determined by appraisal. During March 2009, we also purchased approximately $18 million of loans from the FDIC, which were previously included in ONB’s loan portfolio.

The Company provides a range of consumer and commercial banking services to individuals, businesses and industries. The basic services we offer include: demand interest-bearing and noninterest-bearing accounts, money market deposit accounts, time deposits, safe deposit services, cash management, direct deposits, notary services, money orders, night depository, travelers’ checks, cashier’s checks, domestic collections, savings bonds, bank drafts, automated teller services, drive-in tellers, and banking by mail and by Internet. In addition, we make secured and unsecured commercial and real estate loans and issue stand-by letters of credit. The Company provides automated teller machine (ATM) cards, thereby permitting customers to utilize the convenience of larger ATM networks. We also offer Internet banking services to our customers. In addition to the foregoing services, our offices provide customers with extended banking hours. We do not have a trust department, however, trust services are available to customers through a business relationship with another bank. We also offer other financial products to our customers, including mutual funds, annuities and other products, through a relationship with Infinex Investment, Inc. We also have a recently established correspondent banking and bond sales division. The division is integrated with and part of our lead subsidiary bank, CSB, located in Winter Haven, Florida. We hired substantially all the employees of the Royal Bank of Canada’s (“RBC”) bond sales division who were previously employees of Alabama National Bank (“ALAB”) prior to RBC’s acquisition of ALAB. Beginning in the fourth quarter of 2008, this division began selling bonds and fixed income securities to correspondent banks, and we began accepting deposits of correspondent banks (i.e. federal funds purchased) as well as commercial checking accounts, and starting in 2009 we are beginning to offer safe-keeping services, bond accounting services, and asset/liability consulting related services.

The revenue of our company is primarily derived from interest on, and fees received in connection with, real estate and other loans, and from interest and dividends from investment securities and short-term investments. The principal sources of funds for our lending activities are customer deposits, repayment of loans, and the sale and maturity of investment securities. Our principal expenses are interest paid on deposits, and operating and general administrative expenses.

Our common stock is currently listed for trading on the Nasdaq Global Select Market under the symbol “CSFL.” Our principal executive offices are located at 42745 U.S. Highway 27, Davenport, Florida 33837, and our telephone number is (863) 419-7750. We maintain an Internet website at www. centerstatebanks.com. We are not incorporating the information on our website into this prospectus.

THE TRUSTS

Each of the Trusts is a Delaware statutory trust created by a certificate of trust that we filed with the Secretary of State of the State of Delaware with respect to such Trust. A statutory trust is a separate legal entity that can be formed for the purpose of holding property. For tax purposes, the Trusts are grantor trusts. A grantor trust is a trust that does not pay federal income tax if it is formed solely to facilitate direct investment in the assets of the trust and the trustee cannot change the investment. We created each of the Trusts for the limited purpose of:

•	issuing trust capital securities and common securities, which we refer to collectively as the “trust securities,” and which represent undivided beneficial interests in the assets of the Trust;
•

investing the gross proceeds that each trust receives from the issuance of its trust securities in our junior subordinated debt securities. The aggregate liquidation amount of the trust securities issued by each Trust will be equal to the aggregate principal amount of junior subordinated debt securities issued by us to such Trust;

•	distributing the interest received by each Trust on our junior subordinated debt securities owned by the Trust to the holders of the trust securities; and
•	carrying out such limited activities as are necessary for or incidental to issuing the trust securities and investing in our junior subordinated debt securities.

The purchasers of the trust capital securities that the Trusts may issue will collectively own all of the Trusts’ trust capital securities, and we will own all of the Trusts’ common securities. Each Trust is subject to the terms of its trust agreement that we have executed as the depositor of the Trust and which has also been executed by trustees of the Trust. At the time a Trust issues any trust capital securities, the applicable trust agreement will be amended and restated to set the terms of the trust capital securities, which we call the “amended trust agreement.” The terms of the common securities will also be contained in the amended trust agreement and the common securities generally will rank equally, and payments will be made ratably, with the trust capital securities. However, if there are certain continuing payment events of default under the junior subordinated indenture and any supplemental indenture which contain the terms of the junior subordinated debt securities, our rights as the holder of the common securities to distributions, liquidation, redemption and other payments from the Trusts will be subordinated to the rights to those payments of the holders of the trust capital securities. Each Trust will use the proceeds from the sale of the trust capital securities and the common securities to invest in junior subordinated debt securities that we will issue to such Trust. The trust capital securities will be guaranteed by us in the manner described later in this prospectus.

The junior subordinated debt securities will be the Trusts’ only assets, and the interest we pay on our junior subordinated debt securities will be the only revenue of the Trusts. Unless stated otherwise in the applicable prospectus supplement, the amended trust agreement will not permit the Trusts to acquire any assets other than the junior subordinated debt securities or to issue any securities other than the trust securities or to incur any other indebtedness. The Trusts will not carry on any active business operations.

Each Trust has a term of approximately 45 years but may be dissolved earlier under the terms of its amended trust agreement. The trustees of each Trust will conduct the business and affairs of the Trust. As holder of the common securities, we are entitled to appoint, remove, replace or increase or reduce the number of trustees. The amended trust agreements will govern the duties of the trustees. Each Trust will have a Delaware trustee, administrative trustees and a property trustee. The Delaware trustee and the property trustee will be unaffiliated with us while the administrative trustees will be employees, officers or affiliates of ours. The property trustee will be a financial institution with a minimum of combined capital and surplus of at least $50 million. The property trustee will act as indenture trustee for the purpose of compliance with the provisions of the Trust Indenture Act of 1939 (the “Trust Indenture Act”). The Delaware trustee will have its principal place of business in the State of Delaware.

The property trustee and Delaware trustee of each Trust is initially Wilmington Trust Company and its address in the State of Delaware is Rodney Square North, 1100 North Market Street, Wilmington, Delaware 19890. The principal place of business of each Trust is c/o CenterState Banks, Inc., 42745 U.S. Highway 27, Davenport, Florida 33837. The telephone number for each Trust at that address is (863) 419-7750. We or any subsequent holder of the Trusts’ common securities will pay all fees and expenses related to the Trusts and the offering of the trust capital securities and will pay all ongoing costs and expenses of the Trusts.

USE OF PROCEEDS

We intend to use the net proceeds from the sales of the securities that may be offered under this prospectus as set forth in the applicable prospectus supplement.

PLAN OF DISTRIBUTION

We and the Trusts may sell securities offered under this prospectus:

•	through underwriters or dealers;
•	through agents; or
•	directly to one or more purchasers.

The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed from time to time, or at negotiated prices.

For each type and series of securities offered, the applicable prospectus supplement will set forth the terms of the offering, including, without limitation:

•	the initial public offering price;
•	the names of any underwriters, dealers or agents;
•	the purchase price of the securities;
•	the use of proceeds from the sale of the securities to us and the Trusts;
•	any underwriting discounts, agency fees, or other compensation payable to underwriters or agents;
•	any discounts or concessions allowed or re-allowed or repaid to dealers; and
•	the securities exchanges on which the securities will be listed, if any.

If we or the Trusts use underwriters in any sale of securities offered under this prospectus, the underwriters will buy the securities for their own account. The underwriters may then resell the securities in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale or thereafter. The obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters will be obligated to purchase all the securities offered if they purchase any securities. The initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time. In connection with an offering, underwriters and their affiliates may engage in transactions to stabilize, maintain or otherwise affect the market price of the securities in accordance with applicable law.

Underwriters or agents may make sales in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an “at-the-market” offering as defined in Rule 415 promulgated under the Securities Act, which includes sales made directly on the Nasdaq Global Select Market, the existing trading market for our common stock, or sales made to or through a market maker other than on an exchange.

If we or the Trusts use dealers in any sale of securities offered under this prospectus, the securities will be sold to such dealers as principals. The dealers may then resell the securities to the public at varying prices to be determined by such dealers at the time of resale. If agents are used in any sale of securities offered under this prospectus, they will use their reasonable best efforts to solicit purchases for the period of their appointment. If securities offered under this prospectus are sold directly, no underwriters, dealers or agents would be involved. We and the Trusts are not making an offer of securities in any state that does not permit such an offer.

Underwriters, dealers and agents that participate in any distribution of securities may be deemed to be underwriters as defined in the Securities Act. Any discounts, commissions or profit they receive when they resell the securities may be treated as underwriting discounts and commissions under the Securities Act. We and the

Trusts expect that any agreements we may have with underwriters, dealers and agents will include provisions indemnifying them against certain civil liabilities, including certain liabilities under the Securities Act, or providing for contribution with respect to payments that they may be required to make.

We may authorize underwriters, dealers or agents to solicit offers from certain institutions whereby the institution contractually agrees to purchase the securities offered under this prospectus from us or the Trusts on a future date at a specific price. This type of contract may be made only with institutions that we specifically approve. Such institutions could include banks, insurance companies, pension funds, investment companies and educational and charitable institutions. The underwriters, dealers or agents will not be responsible for the validity or performance of these contracts.

Sales of securities offered under this prospectus also may be effected by us or the Trusts from time to time in one or more types of transactions (which may include block transactions, special offerings, exchange distributions, secondary distributions or purchases by a broker or dealer) on the Nasdaq Global Select Market or any other national securities exchange or automated trading and quotation system on which our common stock or other securities are listed, in the over-the-counter market, in transactions otherwise than on such exchanges and systems or the over-the-counter market, including negotiated transactions, through options transactions relating to the shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, at negotiated prices or at fixed prices. Such transactions may or may not involve brokers or dealers. Any shares of our common stock offered under this prospectus will be listed on the Nasdaq Global Select Market, subject to notice of issuance.

Each issue of a new series of debt securities, preferred stock, depositary shares, purchase contracts, units, warrants, rights or trust capital securities will be a new issue of securities with no established trading market, except as indicated in the applicable prospectus supplement. It has not been established whether the underwriters, if any, of the securities offered under this prospectus will make a market in these securities. If a market in any series of debt securities, preferred stock, depositary shares, purchase contracts, units, warrants, rights or trust capital securities is made by any such underwriters, such market-making may be discontinued at any time without notice. We can give no assurance as to the liquidity of the trading market of these securities.

In order to facilitate the offering of any of the securities offered under this prospectus, the underwriters with respect to any such offering may, as described in the prospectus supplement, engage in transactions that stabilize, maintain or otherwise affect the price of the securities or any other securities the prices of which may be used to determine payments on these securities. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in these securities for their own accounts. In addition, to cover over-allotments or to stabilize the price of these securities or of any other securities, the underwriters may bid for, and purchase, these securities or any other securities in the open market. Finally, in any offering of the securities offered under this prospectus through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing these securities in the offering, if the syndicate repurchases previously distributed securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of these securities above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time, all as described in the prospectus supplement.

If so indicated in the applicable prospectus supplement, one or more firms, which we refer to as “remarketing firms,” acting as principals for their own accounts or as agents for us, may offer and sell the securities offered under this prospectus as part of a remarketing upon their purchase, in accordance with their terms. We will identify any remarketing firm, the terms of its agreement, if any, with us and its compensation in the applicable prospectus supplement.

Remarketing firms, agents, underwriters and dealers may be entitled under agreements with us to indemnification by or contribution from us against some civil liabilities, including liabilities under the Securities

Act, and may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

Any person participating in the distribution of securities will be subject to applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including without limitation Regulation M, which may limit the timing of transactions involving the securities offered under this prospectus. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of such securities to engage in market-making activities with respect to the particular securities being distributed. All of the above may affect the marketability of the securities offered under this prospectus and the ability of any person or entity to engage in market-making activities with respect to such securities.

Under the securities law of various states, the securities offered under this prospectus may be sold in those states only through registered or licensed brokers or dealers. In addition, in various states the securities offered under this prospectus may not be offered and sold unless such securities have been registered or qualified for sale in the state or an exemption from such registration or qualification is available and is complied with.

DESCRIPTION OF DEBT SECURITIES

The debt securities we are offering will constitute subordinated debt securities or junior subordinated debt securities. The subordinated debt securities and the junior subordinated debt securities will be issued under two separate indentures to be entered into between us and Wilmington Trust Company, as trustee. A copy of the form of each indenture has been filed as an exhibit to the registration statement of which this prospectus forms a part.

The following summaries of certain provisions of the indentures are not complete. You should read all of the provisions of the indentures, including the definitions of certain terms. These summaries set forth certain general terms and provisions of the securities to which any prospectus supplement may relate. The provisions applicable to any particular series of debt securities will be described in the appropriate prospectus supplement. Unless otherwise indicated, parenthetical section references refer to each of the indentures.

Since we are a holding company, our right, and accordingly, the right of our creditors and shareholders, including the holders of the securities offered by this prospectus and any prospectus supplement, to participate in any distribution of assets of any of our subsidiaries upon its liquidation, reorganization or similar proceeding is subject to the prior claims of creditors of that subsidiary, except to the extent that our claims as a creditor of the subsidiary may be recognized.

Terms of the Securities

The securities will not be secured by any of our assets. Neither the indentures nor the securities will limit or otherwise restrict the amount of other indebtedness which we may incur, or the amount of other securities that we may issue. Although the total amount of debt securities we may offer under this prospectus will be limited to $150 million in aggregate principal amount, the indentures do not limit the principal amount of any particular series of securities. All of the securities issued under each of the indentures will rank equally and ratably with any additional securities issued under the same indenture.

Each prospectus supplement will specify the particular terms of the securities offered. These terms may include:

•	the title of the securities;
•	any limit on the aggregate principal amount of the securities;
•	the priority of payments on the securities;

•	the issue price or prices (which may be expressed as a percentage of the aggregate principal amount) of the securities;
•	the date or dates, or the method of determining the dates, on which the securities will mature;
•	the interest rate or rates of the securities, or the method of determining those rates;
•	the interest payment dates, the dates on which payment of any interest will begin and the regular record dates;
•

whether the securities will be issuable in temporary or permanent global form and, if so, the identity of the depositary for such global security, or the manner in which any interest payable on a temporary or permanent global security will be paid;

•

any terms relating to the conversion of the securities into our common stock or preferred stock, including, without limitation, the time and place at which such securities may be converted, the conversion price and any adjustments to the conversion price and any other provisions that may applicable;

•	any sinking fund or similar provisions applicable to the securities;
•	any mandatory or optional redemption provisions applicable to the securities;
•	the denomination or denominations in which securities are authorized to be issued;
•	whether any of the securities will be issued in bearer form and, if so, any limitations on issuance of such bearer securities (including exchanges for registered securities of the same series);
•	information with respect to book-entry procedures, if any;
•	whether any of the securities will be issued as original issue discount securities;
•	each office or agency where securities may be presented for registration of transfer, exchange or conversion;
•	the method of determining the amount of any payments on the securities which are linked to an index;
•	if other than U.S. dollars, the currency or currencies in which payments on the securities will be payable, and whether the holder may elect payment to be made in a different currency;
•	if other than the trustee, the identity of the registrar and/or paying agent;
•	any defeasance of certain obligations by the company pertaining to the series of securities; and
•	any other specific terms of the securities.

Some of our debt securities may be issued as original issue discount securities. Original issue discount securities bear no interest or bear interest at below-market rates and will be sold at a discount below their stated principal amount. The prospectus supplement will also contain any special tax, accounting or other information relating to original issue discount securities or relating to certain other kinds of securities that may be offered, including securities linked to an index.

Acceleration of Maturity

If an event of default in connection with any outstanding series of securities occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the outstanding securities of that series may declare the principal amount due and payable immediately. If the securities of that series are original issue discount securities, the holders of at least 25% in principal amount of those securities may declare the portion of the principal amount specified in the terms of that series of securities to be due and payable immediately. In either case, a written notice may be given to us, and to the trustee, if notice is given by the holders instead of the trustee. Subject to certain conditions, the declaration of acceleration may be revoked, and past defaults (except uncured payment defaults and certain other specified defaults) may be waived, by the holders of not less than a majority in principal amount of the outstanding securities of that series.

You should refer to the prospectus supplement relating to each series of securities for the particular provisions relating to acceleration of the maturity upon the occurrence and continuation of an event of default.

Registration and Transfer

Unless otherwise indicated in the applicable prospectus supplement, each series of the offered securities will be issued in registered form only, without coupons. The indentures will also allow us to issue the securities in bearer form only, or in both registered and bearer form. Any securities issued in bearer form will have interest coupons attached, unless they are issued as zero coupon securities. Securities in bearer form will not be offered, sold, resold or delivered in connection with their original issuance in the United States or to any United States person other than to offices of certain United States financial institutions located outside the United States.

Unless otherwise indicated in the applicable prospectus supplement, the debt securities we are offering will be issued in denominations of $1,000 or integral multiples of $1,000. No service charge will be made for any transfer or exchange of the securities, but we may require payment of an amount sufficient to cover any tax or other governmental charge payable in connection with a transfer or exchange.

Payment and Paying Agent

We will pay principal, interest and any premium on fully registered securities in the designated currency or currency unit at the office of a designated paying agent. At our option, payment of interest on fully registered securities may also be made by check mailed to the persons in whose names the securities are registered on the days specified in the indentures or any prospectus supplement.

We will pay principal, interest and any premium on bearer securities in the designated currency or currency unit at the office of a designated paying agent or agents outside of the United States. Payments will be made at the offices of the paying agent in the United States only if the designated currency is U.S. dollars and payment outside of the United States is illegal or effectively precluded. If any amount payable on a security or coupon remains unclaimed at the end of two years after such amount became due and payable, the Paying Agent will release any unclaimed amounts, and the holder of the security or coupon will look only to us for payment.

The designated paying agent in the United States for the securities we are offering will be specified in the applicable prospectus supplement.

Global Securities

The securities of a series may be issued in whole or in part in the form of one or more global certificates (“Global Securities”) that will be deposited with a depositary that we will identify in the applicable prospectus supplement. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. All Global Securities in bearer form will be deposited with a depositary outside the United States. Unless and until it is exchanged in whole or in part for individual certificates evidencing securities in definitive form represented thereby, a Global Security may not be transferred except as a whole by the depositary to a nominee of that depositary or by a nominee of that depositary to a depositary or another nominee of that depositary.

The specific terms of the depositary arrangements for each series of securities will be described in the applicable prospectus supplement.

Modification and Waiver

Each indenture provides that modifications and amendments may be made by us and the trustee with the consent of the holders of a majority in principal amount of the outstanding securities of each series affected by the amendment or modification. However, no modification or amendment may, without the consent of each holder affected:

•	change the stated maturity date of the security;

•	reduce the principal amount, any rate of interest, or any additional amounts payable in respect of any security, or reduce the amount of any premium payable upon the redemption of any security;
•	change the time or place of payment, currency or currencies in which any security or any premium or interest thereon is payable;
•	impair the holders’ rights to institute suit for the enforcement of any payment on or after the stated maturity date of any security, or in the case of redemption, on or after the redemption date;
•	reduce the percentage in principal amount of securities required to consent to any modification, amendment or waiver under the indenture;
•

modify, except under limited circumstances, any provision of the applicable indenture relating to modification and amendment of the indenture, waiver of compliance with conditions and defaults thereunder or the right of a majority of holders to take action under the applicable indenture;

•	adversely affect any rights of conversion;
•	alter the provisions regarding subordination in any way that would be adverse to the holders;
•	reduce the principal amount of original issue discount securities which could be declared due and payable upon an acceleration of their maturity; or
•	change our obligation to pay any additional amounts.

The holders of a majority in principal amount of the outstanding securities of any series may waive compliance by us and the trustee with certain provisions of the indentures. The holders of a majority in principal amount of the outstanding securities of any series may waive any past default under the applicable indenture with respect to that series, except a default in the payment of the principal, or any premium, interest, or additional amounts payable on a security of that series or in respect of a covenant or provision which under the terms of the applicable indenture cannot be modified or amended without the consent of each affected holder.

With the trustee, we may modify and amend either indenture without the consent of any holder for any of the following purposes:

•	to name a successor entity to us;
•	to add to our covenants for the benefit of the holders of all or any series of securities;
•	to pledge or otherwise assign any property to the trustee for the benefit of holders;
•	to add to the events of default;
•

to add to, delete from or revise the conditions, limitations and restrictions on the authorized amount, terms or purposes of issue, authentication and delivery of securities, as set forth in the applicable indenture;

•	to establish the form or terms of securities of any series and any related coupons;
•	to provide for the acceptance of appointment by a successor trustee;
•	to make provision for the conversion rights of the holders of the securities in certain events;
•	to cure any ambiguity, defect or inconsistency in the applicable indenture, provided that such action does not adversely affect the interests of the applicable holders; or
•	to modify, eliminate or add to the provisions of either indenture to conform our or the trustee’s obligations under the applicable indenture to the Trust Indenture Act.

Calculation of Outstanding Debt Securities

To calculate whether the holders of a sufficient principal amount of the outstanding securities have given any request, demand, authorization, direction, notice, consent or waiver under either indenture:

•

In the case of original issue discount securities, the principal amount that will be deemed to be outstanding as of the date of calculation will be the amount of principal that would be declared to be due and payable upon a declaration of acceleration according to the terms of that original issue discount security as of such date.

•

Any securities owned by us, or owned by any other obligor of the securities or any affiliate of ours or any other obligor, will be disregarded and deemed not to be outstanding for purposes of the calculation.

Additional Provisions

Other than the duty to act with the required standard of care during an event of default, the trustee is not obligated to exercise any of its rights or powers under the applicable indenture at the request or direction of any of the holders of the securities, unless the holders have offered the trustee reasonable indemnification. Each indenture provides that the holders of a majority in principal amount of outstanding securities of any series may, in certain circumstances, direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or other power conferred on the trustee.

No holder of a security of any series will have the right to institute any proceeding for any remedy under the applicable indenture, unless:

•	the holder has provided the trustee with written notice of a continuing event of default regarding the holder’s series of securities;
•

the holders of at least 25% in principal amount of the outstanding securities of a series have made a written request, and offered indemnity satisfactory to the trustee, to the trustee to institute a proceeding for remedy;

•	the trustee has failed to institute the proceeding within 60 days after its receipt of such notice, request and offer of indemnity; and
•	the trustee has not received a direction during such 60-day period inconsistent with such request from the holders of a majority in principal amount of the outstanding securities of that series.

However, the holder of any security will have an absolute and unconditional right to receive payment of the principal, any premium, any interest or any additional amounts payable in respect of such security on or after the date expressed in such security and to institute suit for the enforcement of any such payment.

We are required to file annually with the trustee a certificate of no default, or specifying any default that exists.

Transactions with the Trustee

We and our subsidiaries may from time to time maintain deposit accounts and conduct various banking and other transactions with the indenture trustee, the Delaware trustee and the property trustee. The trustee and its subsidiaries may maintain deposit accounts and conduct various banking transactions with us and our subsidiaries.

Conversion Rights

The applicable prospectus supplement relating to any convertible debt securities will describe the terms on which those securities are convertible.

Events of Default

Events of default under the subordinated indenture are limited to certain events of bankruptcy, insolvency or reorganization of us or any of the Banks.

Events of default under the junior subordinated indenture are limited to certain events of bankruptcy, insolvency or reorganization of us, any of the Banks or the Trusts, as applicable, nonpayment of interest upon the lapse of any deferral period permitted under the junior subordinated indenture, or upon certain events of termination of the Trust governing the related trust capital securities.

There is no right of acceleration of the payment of principal of a series of subordinated debt securities upon a default in the payment of principal or interest, nor upon a default in the performance of any covenant or agreement in the subordinated debt securities of a particular series or in the subordinated indenture. In the event of a default in the payment of interest or principal, the holders of senior debt will be entitled to be paid in full before any payment can be made to holders of subordinated debt securities. However, a holder of a subordinated debt security or junior subordinated debt security (or the trustee under the subordinated indenture on behalf of all of the holders of the affected series) may, subject to certain limitations and conditions, seek to enforce overdue payments of interest or principal of the subordinated debt securities.

Subordination

The subordinated debt securities will be unsecured and will be subordinate and junior in right of payment, to the extent and in the manner set forth below, to the prior payment in full of all of the Company’s senior debt, as more fully described in the applicable prospectus supplement. The junior subordinated debt securities will be unsecured and will be subordinate and junior in right of payment to the prior payment in full of all of the Company’s senior debt and subordinated debt, as more fully described in the applicable prospectus supplement.

If any of the following circumstances has occurred, payment in full of all principal, premium, if any, and interest must be made or provided for with respect to all outstanding senior debt before we can make any payment or distribution of principal, premium, if any, any additional amounts or interest on the subordinated debt securities; and payment in full of all principal, premium, if any, and interest must be made or provided for with respect to all outstanding senior debt and subordinated debt securities before we can make any payment or distribution of principal, premium, if any, any additional amounts or interest on the junior subordinated debt securities:

•	any insolvency, bankruptcy, receivership, liquidation, reorganization or other similar proceeding relating to us or to our property has been commenced;
•	any voluntary or involuntary liquidation, dissolution or other winding up relating to us has been commenced, whether or not such event involves our insolvency or bankruptcy;
•

any of our subordinated debt security of any series is declared or otherwise becomes due and payable before its maturity date because of any event of default under the subordinated indenture, provided that such declaration has not been rescinded or annulled as provided in the subordinated indenture; or

•

any default with respect to senior debt which permits its holders to accelerate the maturity of the senior debt has occurred and is continuing, and either (a) notice of such default has been given to us and to the trustee and judicial proceedings are commenced in respect of such default within 180 days after notice in the case of a default in the payment of principal or interest, or within 90 days after notice in the case of any other default, or (b) any judicial proceeding is pending with respect to any such default.

DESCRIPTION OF PREFERRED STOCK

The following outlines the general provisions of the shares of preferred stock, par value $0.01 per share, or “preferred stock,” that we may offer from time to time. The specific terms of a series of preferred stock will be described in the applicable prospectus supplement relating to that series of preferred stock. The following description of the preferred stock and any description of preferred stock in a prospectus supplement is only a summary and is subject to and qualified in its entirety by reference to the articles of amendment to our articles of incorporation relating to the particular series of preferred stock, which we will file with the SEC upon the sale of any series of preferred stock.

General

Under our articles of incorporation, as amended, which we refer to as our articles of incorporation, we have authority to issue up to five million shares of preferred stock, par value $0.01 per share.

Of such number of shares of preferred stock, 27,875 shares have been designated as Series A preferred stock, all of which were issued to the Treasury in a transaction exempt from the registration requirements of the Securities Act and were repurchased by us on September 30, 2009. As of the date of this prospectus, we do not have any shares of Series A preferred stock outstanding and no other series of preferred stock has been designated or is issued or outstanding. However, the creation and issuance, or an increase in the authorized or issued amount, whether pursuant to preemptive or similar rights or otherwise, of any other series of preferred stock, or any securities convertible into or exchangeable or exercisable for any other series of preferred stock, will rank on a parity with or junior to Series A preferred stock and prior to our common stock as to dividends and any distribution of our assets.

The shares of Series A preferred stock that we repurchased have reverted to authorized but unissued shares of preferred stock and may be reissued by us as any series of preferred stock other than Series A preferred stock.

The five million unissued shares of preferred stock are typically referred to as “blank check” preferred stock. This term refers to stock for which the rights and restrictions are determined by the board of directors of a corporation. Except in limited circumstances, our articles of incorporation authorize our board of directors to issue new shares of our common stock or preferred stock without further shareholder action.

Our articles of incorporation give the board of directors authority at any time to provide for the issuance of shares of preferred stock in one or more series, with such voting powers, full or limited, or without voting powers, and with such designations, preferences and relative participating, option or other rights, qualifications, limitations or restrictions, as shall be fixed and determined in the resolution or resolutions providing for the issuance thereof adopted by the board of directors. Such authority includes, but not limited to:

  •  increasing the number of shares of any preferred series;

  •  decreasing the number of shares of a preferred series, but not to a number less than the number of shares outstanding; and

  •  determining the rate and manner of payment of dividends payable on shares of such series, liquidation preferences, terms of redemption, conversion ratios, if any, and preemptive rights.

In addition, as described under “Description of Depositary Shares,” we may, instead of offering full shares of any new series of preferred stock, offer depositary shares evidenced by depositary receipts, each representing a fraction of a share of the particular series of preferred stock issued and deposited with a depositary. The fraction of a share of preferred stock which each depositary share represents will be set forth in the prospectus supplement relating to such depositary shares.

The prospectus supplement relating to a particular series of preferred stock will contain a description of the specific terms of that series, including, as applicable:

•	the title, designation, number of shares and stated or liquidation value of the preferred stock;
•

the dividend amount or rate or method of calculation, the payment dates for dividends and the place or places where the dividends will be paid, whether dividends will be cumulative or noncumulative, and, if cumulative, the dates from which dividends will begin to accrue;

•	any conversion or exchange rights;
•	whether the preferred stock will be subject to redemption and the redemption price and other terms and conditions relative to the redemption rights;
•	any sinking fund provisions;

•	rights upon liquidation;
•	any voting rights;
•	the exchange or market, if any, where the preferred stock will be listed or traded; and
•	any other rights, preferences, privileges, limitations and restrictions that are not inconsistent with the terms of our articles of incorporation.

Upon the issuance and payment for shares of preferred stock, the shares will be fully paid and nonassessable. Except as otherwise may be specified in the prospectus supplement relating to a particular series of preferred stock, holders of preferred stock will not have any preemptive or subscription rights to acquire any class or series of our capital stock.

The issuance of additional common stock or preferred stock may be viewed as having adverse effects upon the holders of common stock. Holders of our common stock will have no preemptive rights with respect to any newly issued stock. Our board of directors could adversely affect the voting powers of holders of our stock by issuing shares of preferred stock with certain voting, conversion and/or redemption rights. In the event of a proposed merger, tender offer or other attempt to gain control of CenterState that the board of directors does not believe to be in the best interest of our shareholders, the board could issue additional preferred stock which could make any such takeover attempt more difficult to complete. Blank check preferred stock may also be used in connection with the issuance of a shareholder rights plan, sometimes called a poison pill. Our board of directors has not approved any plan to issue preferred stock for this purpose. Our board of directors does not intend to issue any preferred stock except on terms that the board deems to be in the best interests of our company and its shareholders.

Redemption

If so specified in the applicable prospectus supplement, a series of preferred stock may be redeemable at any time, in whole or in part, at our option, and may be mandatorily redeemable or convertible. Restrictions, if any, on the repurchase or redemption by us of any series of our preferred stock will be described in the applicable prospectus supplement relating to that series. Generally, any redemption of our preferred stock will be subject to prior Federal Reserve approval. Any partial redemptions of preferred stock will be made in a way that our board of directors decides is equitable.

Upon the redemption date of shares of preferred stock called for redemption or upon our earlier call and deposit of the redemption price, all rights of holders of the preferred shares called for redemption will terminate, except for the right to receive the redemption price.

Transfer Agent and Registrar

The transfer agent, registrar, dividend paying agent and depositary, if any, for any preferred stock offering will be stated in the applicable prospectus supplement.

DESCRIPTION OF DEPOSITARY SHARES

The following briefly summarizes the general provisions of the depositary shares representing a fraction of a share of preferred stock of a specific series, or “depositary shares,” and depositary receipts (as defined below) that we may issue from time to time and which would be important to holders of depositary receipts. The specific terms of any depositary shares or depositary receipts, including pricing and related terms, will be disclosed in the applicable prospectus supplement. The prospectus supplement will also state whether any of the general provisions summarized below apply or not to the depositary shares or depositary receipts being offered. The following description and any description in a prospectus supplement is a summary only and is subject to, and qualified in its entirety by reference to, the terms and provisions of the deposit agreement(s), which we will file with the SEC in connection with an issuance of depositary shares.

Description of Depositary Shares

We may offer depositary shares evidenced by receipts for such depositary shares, which we sometimes refer to as “depositary receipts.” Each depositary receipt represents a fraction of a share of the particular series of preferred stock issued and deposited with a depositary. The fraction of a share of preferred stock which each depositary share represents will be set forth in the applicable prospectus supplement.

We will deposit the shares of any series of preferred stock represented by depositary shares according to the provisions of a deposit agreement to be entered into between us and a bank or trust company, which we will select as our preferred stock depositary, and which may be the same institution that serves as an indenture trustee. The depositary must have its principal office in the United States and have combined capital and surplus of at least $50,000,000. We will name the depositary in the applicable prospectus supplement. Each owner of a depositary share will be entitled to all the rights and preferences of the underlying preferred stock in proportion to the applicable fraction of a share of preferred stock represented by the depositary share. These rights include dividend, voting, redemption, conversion and liquidation rights. The depositary will send the holders of depositary shares all reports and communications that we deliver to the depositary and which we are required to furnish to the holders of depositary shares. We may issue depositary receipts in temporary, definitive or book-entry form.

Withdrawal of Preferred Stock

A holder of depositary shares may receive the number of whole shares of the series of preferred stock and any money or other property represented by the holder’s depositary receipts after surrendering the depositary receipts at the corporate trust office of the depositary. Partial shares of preferred stock will not be issued. If the surrendered depositary shares exceed the number of depositary shares that represent the number of whole shares of preferred stock the holder wishes to withdraw, then the depositary will deliver to the holder at the same time a new depositary receipt evidencing the excess number of depositary shares. Once the holder has withdrawn the preferred stock, the holder will not be entitled to re-deposit such preferred stock under the deposit agreement or to receive depositary shares in exchange for such preferred stock.

Dividends and Other Distributions

Holders of depositary shares of any series will receive their pro rata share of cash dividends or other cash distributions received by the depositary on the preferred stock of that series held by it. Each holder will receive these distributions in proportion to the number of depositary shares owned by the holder. The depositary will distribute only whole United States dollars and cents. The depositary will add any fractional cents not distributed to the next sum received for distribution to record holders of depositary shares. In the event of a non-cash distribution, the depositary will distribute property to the record holders of depositary shares, unless the depositary determines that it is not feasible to make such a distribution. If this occurs, the depositary, with our approval, may sell the property and distribute the net proceeds from the sale to the holders.

Redemption of Depositary Shares

If a series of preferred stock represented by depositary shares is subject to redemption, then we will give the necessary proceeds to the depositary. The depositary will then redeem the depositary shares using the funds it received from us for the preferred stock. The depositary will notify the record holders of the depositary shares to be redeemed not less than 30 days nor more than 60 days before the date fixed for redemption at the holders’ addresses appearing in the depositary’s books. The redemption price per depositary share will be equal to the redemption price payable per share for the applicable series of the preferred stock and any other amounts per share payable with respect to that series of preferred stock multiplied by the fraction of a share of preferred stock represented by one depositary share. Whenever we redeem shares of a series of preferred stock held by the depositary, the depositary will redeem the depositary shares representing the shares of preferred stock on the same day. If fewer than all the depositary shares of a series are to be redeemed, the depositary shares will be selected by lot, ratably or by such other equitable method as we and the depositary may determine.

Upon and after the redemption of shares of the underlying series of preferred stock, the depositary shares called for redemption will no longer be considered outstanding. Therefore, all rights of holders of the depositary shares will then cease, except that the holders will still be entitled to receive any cash payable upon the redemption and any money or other property to which the holder was entitled at the time of redemption.

Voting Rights

Upon receipt of notice of any meeting at which the holders of preferred stock of the related series are entitled to vote, the depositary will notify holders of depositary shares of the upcoming vote and arrange to deliver our voting materials to the holders. The record date for determining holders of depositary shares that are entitled to vote will be the same as the record date for the related series of preferred stock. The materials the holders will receive will (1) describe the matters to be voted on and (2) explain how the holders, on a certain date, may instruct the depositary to vote the shares of preferred stock underlying the depositary shares. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, to vote the shares as instructed by the holder. We will cooperate with the depositary to enable it to vote as instructed by holders of depositary shares. If any holder does not instruct the depositary how to vote the holder’s shares, the depositary will abstain from voting those shares.

Conversion or Exchange

The depositary will convert or exchange all depositary shares on the same day that the preferred stock underlying the depositary shares is converted or exchanged. In order for the depositary to do so, we will deposit with the depositary any other preferred stock, common stock or other securities into which the preferred stock is to be converted or for which it will be exchanged.

The exchange or conversion rate per depositary share will be equal to the exchange or conversion rate per share of preferred stock, multiplied by the fraction of a share of preferred stock represented by one depositary share. All amounts per depositary share payable by us for dividends that have accrued on the preferred stock to the exchange or conversion date that have not yet been paid shall be paid in appropriate amounts on the depositary shares.

The depositary shares, as such, cannot be converted or exchanged into other preferred stock, common stock, securities of another issuer or any other of our securities or property. Nevertheless, if so specified in the applicable prospectus supplement, a holder of depositary shares may be able to surrender the depositary receipts to the depositary with written instructions asking the depositary to instruct us to convert or exchange the preferred stock represented by the depositary shares into other shares of preferred stock or common stock or to exchange the preferred stock for securities of another issuer. If the depositary shares carry this right, we would agree that, upon the payment of applicable fees and taxes, if any, we will cause the conversion or exchange of the preferred stock using the same procedures as we use for the delivery of preferred stock. If a holder is only converting part of the depositary shares represented by a depositary receipt, new depositary receipts will be issued for any depositary shares that are not converted or exchanged.

Amendment and Termination of the Deposit Agreement

We may agree with the depositary to amend the deposit agreement and the form of depositary receipt without consent of the holder at any time. However, if the amendment adds or increases fees or charges payable by holders of the depositary shares or prejudices an important right of holders, it will only become effective with the approval of holders of at least a majority of the affected depositary shares then outstanding. If an amendment becomes effective, holders are deemed to agree to the amendment and to be bound by the amended deposit agreement if they continue to hold their depositary receipts.

The deposit agreement will automatically terminate if:

•	all outstanding depositary shares have been redeemed and all amounts payable upon redemption have been paid;
•	each share of preferred stock held by the depositary has been converted into or exchanged for common stock, other preferred stock or other securities; or
•	a final distribution in respect of the preferred stock held by the depositary has been made to the holders of depositary receipts in connection with our liquidation, dissolution or winding-up.

We may also terminate the deposit agreement at any time. Upon such event, the depositary will give notice of termination to the holders not less than 30 days before the termination date. Once depositary receipts are surrendered to the depositary, it will send to each holder the number of whole and fractional shares of the series of preferred stock underlying that holder’s depositary receipts, provided that at our election we may pay cash in lieu of fractional shares of preferred stock that may be issuable.

Charges of Depositary and Expenses

We will pay all transfer and other taxes and governmental charges in connection with the establishment of the depositary arrangements. We will pay all charges and fees of the depositary for the initial deposit of the preferred stock, the depositary’s services and redemption of the preferred stock. Holders of depositary shares will pay transfer and other taxes and governmental charges and the charges that are provided in the deposit agreement to be for the holder’s account.

Limitations on Our Obligations and Liability to Holders of Depositary Receipts

The deposit agreement will limit our obligations and the obligations of the depositary. It will also limit our liability and the liability of the depositary as follows:

•	We and the depositary will only be obligated to take the actions specifically set forth in the deposit agreement in good faith;
•	We and the depositary will not be liable if either is prevented or delayed by law or circumstances beyond our or its control from performing our or its obligations under the deposit agreement;
•	We and the depositary will not be liable if either exercises discretion permitted under the deposit agreement;
•

We and the depositary will have no obligation to become involved in any legal or other proceeding related to the depositary receipts or the deposit agreement on behalf of the holders of depositary receipts or any other party, unless we and the depositary are provided with satisfactory indemnity; and

•

We and the depositary will be permitted to rely upon any written advice of counsel or accountants and on any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

In the deposit agreement, we and the depositary will agree to indemnify each other under certain circumstances.

Resignation and Removal of Depositary

The depositary may resign at any time by notifying us of its election to do so. In addition, we may remove the depositary at any time. Such resignation or removal will take effect when we appoint a successor depositary and it accepts the appointment. We must appoint the successor depositary within 60 days after delivery of the notice of resignation or removal and the new depositary must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

DESCRIPTION OF COMMON STOCK

General

We have 40,000,000 shares of authorized common stock, $0.01 par value per share, of which 25,773,229 shares were outstanding as of November 30, 2009. On December 15, 2009, we will conduct a special meeting of shareholders where we will seek approval of our shareholders to increase the number of authorized shares of common stock to 100,000,000 shares.

Holders of our common stock are entitled to receive dividends if, as and when declared by our board of directors out of any funds legally available for dividends. Holders of our common stock are also entitled, upon our liquidation, and after claims of creditors and any class or series of preferred stock outstanding at the time of liquidation, to receive pro rata our net assets. We may pay dividends on our common stock only if we have paid or provided for all dividends on our outstanding series of preferred stock for the then current period and, in the case of any cumulative preferred stock, all prior periods.

Any series of preferred stock upon issuance will have, preference over our common stock with respect to the payment of dividends and the distribution of assets in the event of our liquidation or dissolution. Our preferred stock also has such other preferences as currently, or as may be, fixed by our board of directors.

Holders of our common stock are entitled to one vote for each share that they hold and are vested with all of the voting power except as our board of directors has provided, or may provide in the future, with respect to preferred stock or any other class or series of preferred stock that the board of directors may hereafter authorize. Shares of our common stock are not redeemable, and have no subscription, conversion or preemptive rights.

Our common stock is currently listed for trading on the Nasdaq Global Select Market under the symbol “CSFL.” Outstanding shares of our common stock are validly issued, fully paid and non-assessable. Holders of our common stock are not, and will not be, subject to any liability as shareholders.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer and Trust Company.

Restrictions on Ownership

The Bank Holding Company Act requires any “bank holding company,” as defined in the Bank Holding Company Act, to obtain prior Federal Reserve approval for, among other things, the acquisition by a bank holding company of direct or indirect ownership or control of more than 5% of the voting shares or substantially all the assets of any bank, or for a merger or consolidation of a bank holding company with another bank holding company. The Change in Bank Control Act also requires notice to the regulatory agencies when a person or a company acquires control (as defined in the Change in Bank Control Act) of us. In addition, the Florida Interstate Banking Act requires any “bank holding company,” as defined in such Act, to obtain prior approval of the Florida Office of Financial Regulation before it may (1) merge or consolidate with us; (2) assume direct or indirect ownership or control of (a) more than 25% of our voting shares, if the acquiring company was not a bank holding company prior to such acquisition; (b) more than 5% of our voting shares, if the acquiring company was a bank holding company prior to such acquisition; or (c) all or substantially all of our assets, if the acquiring company was a bank holding company prior to such acquisition; or (3) take any other action that results in the direct or indirect acquisition of control of us, if the acquiring company was a bank holding company prior to such acquisition.

DESCRIPTION OF PURCHASE CONTRACTS

We also may issue stock purchase contracts, including contracts obligating holders to purchase from us, and obligating us to sell to holders, a fixed or varying number of shares of common stock or preferred stock at a future date or dates. The consideration per share of common stock or preferred stock may be fixed at the time that stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. Any stock purchase contract may include anti-dilution provisions to adjust the number of shares issuable pursuant to such stock purchase contract upon the occurrence of certain events.

The stock purchase contracts may be issued separately or as a part of units consisting of a stock purchase contract, debt securities and preferred securities. These contracts, and the holders’ obligations to purchase shares of our common stock or preferred stock under the stock purchase contracts, may be secured by cash, certificates of deposit, U.S. government securities that will mature prior to or simultaneously with the maturity of the equity contract, standby letters of credit from an affiliated U.S. bank that is FDIC-insured or other collateral satisfactory to the Federal Reserve. The stock purchase contracts may require us to make periodic payments to holders of the stock purchase units, or vice versa, and such payments may be unsecured or prefunded and may be paid on a current or on a deferred basis.

Any one or more of the above securities, common stock or the stock purchase contracts or other collateral may be pledged as security for the holders’ obligations to purchase or sell, as the case may be, the common stock or preferred stock under the stock purchase contracts.

DESCRIPTION OF UNITS

We also may offer two or more of the securities described in this prospectus in the form of a “unit”, including pursuant to a unit agreement. The unit may be transferable only as a whole, or the securities comprising a unit may, as described in the prospectus supplement, be separated and transferred by the holder separately. There may or may not be an active market for units or the underlying securities, and not all the securities comprising a unit may be listed or traded on a securities exchange or market.

DESCRIPTION OF WARRANTS

General

We may issue warrants in one or more series to purchase subordinated debt securities, junior subordinated debt securities, preferred stock, depositary shares, common stock or any combination of these securities. Warrants may be issued independently or together with any underlying securities and may be attached to or separate from the underlying securities. We will issue each series of warrants under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent in connection with the warrants of such series and will not assume any obligation or relationship of agency for or on behalf of holders or beneficial owners of warrants. The following outlines some of the general terms and provisions of the warrants. Further terms of the warrants and the applicable warrant agreement will be stated in the applicable prospectus supplement. The following description and any description of the warrants in a prospectus supplement are not complete and are subject to and qualified in its entirety by reference to the terms and provisions of the warrant agreement, which we will file with the SEC in connection with an issuance of any warrants.

The applicable prospectus supplement will describe the terms of any warrants, including the following, as may be applicable:

•	the title of the warrants;
•	the total number of warrants to be issued;
•	the consideration for which we will issue the warrants, including the applicable currency or currencies;
•	anti-dilution provisions to adjust the number of shares of our common stock or other securities to be delivered upon exercise of the warrants;
•	the designation and terms of the underlying securities purchasable upon exercise of the warrants;
•	the price at which and the currency or currencies in which investors may purchase the underlying securities purchasable upon exercise of the warrants;
•	the dates on which the right to exercise the warrants will commence and expire;
•	the procedures and conditions relating to the exercise of the warrants;
•	whether the warrants will be in registered or bearer form;
•	information with respect to book-entry registration and transfer procedures, if any;
•	the minimum or maximum amount of warrants which may be exercised at any one time;
•	the designation and terms of the underlying securities with which the warrants are issued and the number of warrants issued with each underlying security;
•	the date on and after which the warrants and securities issued with the warrants will be separately transferable;
•	a discussion of material United States federal income tax considerations;
•	the identity of the warrant agent; and
•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange, transfer and exercise of the warrants.

Warrant certificates may be exchanged for new warrant certificates of different denominations, and warrants may be exercised at the warrant agent’s corporate trust office or any other office indicated in the applicable prospectus supplement. Prior to the exercise of their warrants, holders of warrants exercisable for debt securities will not have any of the rights of holders of the debt securities purchasable upon such exercise and will not be entitled to payments of principal (or premium, if any) or interest, if any, on the debt securities purchasable upon such exercise. Prior to the exercise of their warrants, holders of warrants exercisable for shares of common stock, preferred stock or depositary shares will not have any rights of holders of the common stock, preferred stock or depositary shares purchasable upon such exercise, including any rights to vote such shares or to receive any distributions or dividends thereon.

Exercise of Warrants

A warrant will entitle the holder to purchase for cash an amount of securities at an exercise price that will be stated in, or that will be determinable as described in, the applicable prospectus supplement. Warrants may be exercised at any time prior to the close of business on the expiration date and in accordance with the procedures set forth in the applicable prospectus supplement. Upon and after the close of business on the expiration date, unexercised warrants will be void and have no further force, effect or value.

Enforceability of Rights; Governing Law

The holders of warrants, without the consent of the warrant agent, may, on their own behalf and for their own benefit, enforce, and may institute and maintain any suit, action or proceeding against us to enforce their rights to exercise and receive the securities purchasable upon exercise of their warrants. Unless otherwise stated in the applicable prospectus supplement, each issue of warrants and the applicable warrant agreement will be governed by the laws of the State of Florida.

DESCRIPTION OF RIGHTS

The following briefly summarizes the general provisions of rights to purchase additional shares of our common stock, which we may issue. The specific terms of any rights, including the period during which the rights may be exercised, the manner of exercising such rights, and the transferability of rights, will be disclosed in the applicable prospectus supplement. Although we may issue rights, in our sole discretion, we have no obligation to do so.

General

We may distribute rights, which may or may not be transferable, to the holders of our common stock or any series of our preferred stock as of a record date set by our board of directors, at no cost to such holders. Each holder will be given the right to purchase a specified number of whole shares of our common stock or preferred stock for every share of our common stock or a series of preferred stock that the holder thereof owned on such record date, as set forth in the applicable prospectus supplement. No fractional rights or rights to purchase fractional shares will be distributed in any rights offering. The rights will be evidenced by rights certificates, which may be in definitive or book-entry form. Each right will entitle the holder to purchase shares of our common stock or preferred stock at a rate and price per share to be established by our board of directors, as set forth in the applicable prospectus supplement. If holders of rights wish to exercise their rights, they must do so before the expiration date of the rights offering, as set forth in the applicable prospectus supplement. Upon the expiration date, the rights will expire and will no longer be exercisable, unless, in our sole discretion prior to the expiration date, we extend the rights offering.

Exercise Price

Our board of directors will determine the exercise price or prices for the rights based upon a number of factors, including, without limitation, our business prospects; our capital requirements; the price or prices at which an underwriter or standby purchasers may be willing to purchase shares that remain unsold in the rights offering; and general conditions in the securities markets, especially for securities of financial services companies. The subscription price may or may not reflect the actual or long-term fair value of the common or preferred stock offered in the rights offering. We provide no assurances as to the market values or liquidity of any rights issued, or as to whether or not the market prices of the common stock or preferred stock subject to the rights will be more or less than the right’s exercise price during the term of the rights or after the rights expire.

Exercising Rights; Fees and Expenses

The manner of exercising rights will be set forth in the applicable prospectus supplement. Any subscription agent or escrow agent will be set forth in the applicable prospectus supplement. We will pay all fees charged by any subscription agent and escrow agent in connection with the distribution and exercise of rights. Rights holders will be responsible for paying all other commissions, fees, taxes or other expenses incurred in connection with their transfer of rights that are transferable. Neither we nor the subscription agent will pay such expenses.

Expiration of Rights

The prospectus supplement will set forth the expiration date and time (“Expiration Date”) for exercising rights. If holders of subscription rights do not exercise their rights prior to such time, their rights will expire and will no longer be exercisable and will have no value.

We will extend the Expiration Date as required by applicable law and may, in our sole discretion, extend the Expiration Date. If we elect to extend the Expiration Date, we will issue a press release announcing such extension prior to the scheduled Expiration Date.

Withdrawal and Termination

We may withdraw the rights offering at any time prior to the Expiration Date for any reason. We may terminate the rights offering, in whole or in part, at any time before completion of the rights offering if there is any judgment, order, decree, injunction, statute, law or regulation entered, enacted, amended or held to be applicable to the rights offering that in the sole judgment of our board of directors would or might make the rights offering or its completion, whether in whole or in part, illegal or otherwise restrict or prohibit completion of the rights offering. We may waive any of these conditions and choose to proceed with the rights offering even if one or more of these events occur. If we terminate the rights offering, in whole or in part, all affected subscription rights will expire without value, and all subscription payments received by the subscription agent will be returned promptly without interest.

Rights of Subscribers

Holders of rights will have no rights as shareholders with respect to the shares of common stock or preferred stock for which the rights may be exercised until they have exercised their rights by payment in full of the exercise price and in the manner provided in the prospectus supplement, and such shares of common or preferred stock, as applicable, have been issued to such persons. Holders of rights will have no right to revoke their subscriptions or receive their monies back after they have completed and delivered the materials required to exercise their rights and have paid the exercise price to the subscription agent. All exercises of rights are final and cannot be revoked by the holder of rights.

Regulatory Limitations

We will not be required to issue any person or group of persons shares of our common stock or preferred stock pursuant to the rights offering if, in our sole opinion, such person would be required to give prior notice to or obtain prior approval from, any state or federal governmental authority to own or control such shares if, at the time the rights offering is scheduled to expire, such person has not obtained such clearance or approval in form and substance reasonably satisfactory to us.

Standby Agreements

We may enter into one or more separate agreements with one or more standby underwriters or other persons to purchase, for their own account or on our behalf, any shares of our common or preferred stock not subscribed for in the rights offering. The terms of any such agreements will be described in the applicable prospectus supplement.

DESCRIPTION OF TRUST CAPITAL SECURITIES

General

Each Trust will issue trust capital securities under an amended trust agreement, which we will enter into with the trustees. The amended trust agreement for each Trust is subject to and governed by the Trust Indenture Act, and Wilmington Trust Company will act as indenture, property and guarantee trustee under each amended trust agreement for the purposes of compliance with the provisions of the Trust Indenture Act. The terms of the trust capital securities will be those contained in the applicable amended trust agreement and those made part of the amended trust agreement by the Trust Indenture Act.

The following summary outlines the material terms and provisions of the trust capital securities that the Trusts may offer. The particular terms of any trust capital securities the Trusts offer and the extent, if any, to which these general terms and provisions may or may not apply to the trust capital securities will be described in the applicable prospectus supplement. The following is subject to and qualified in its entirety by reference to the form of amended trust agreement, the related junior subordinated indenture, as supplemented, the guarantee, and the Trust Indenture Act.

Terms

Each amended trust agreement will provide that the related Trust may issue, from time to time, only one series of trust capital securities and one series of common securities. The trust capital securities will be offered to investors and the common securities will be held by us. The terms of the trust capital securities generally will reflect the terms of the junior subordinated debt securities we will issue to the related Trust in consideration of the proceeds of the sales of the Trust’s trust securities. If we fail to make a payment on our junior subordinated debt securities, the Trust holding those securities will not have sufficient funds to make related payments, including the payment of periodic cash distributions, or “distributions,” on its trust capital securities.

You should refer to the applicable prospectus supplement relating to the trust capital securities for the specific terms of the trust capital securities offered, including, but not limited to:

•	the distinctive designation of the trust capital securities;
•	the total and per-security liquidation amount of the trust capital securities;
•

the annual distribution and periodic rates, or the method of determining the rates at which the Trust issuing the securities will pay distributions on the trust capital securities and the date or dates from which distributions will accrue;

•	whether distributions are at a fixed rate or a floating rate, and if floating, any applicable index upon which the distributions are based;
•	any provisions for changing the rate payable from fixed to floating or vice versa;
•	the date or dates on which the distributions will be payable and any corresponding record dates;
•

the right to defer distributions on the trust capital securities upon deferral of the interest payment period of the related junior subordinated debt securities, and any additional amounts, if any, that will be paid upon the deferred distributions;

•	whether the trust capital securities are to be issued in book-entry form and represented by one or more global certificates and, if so, the depositary for the global certificates;
•

the amount or amounts which will be paid out of the assets of the Trust issuing the securities to the holders of trust capital securities upon voluntary or involuntary dissolution, winding-up or termination of the Trust issuing the securities, and whether such amounts are payable in cash or the junior subordinated debt securities issued by us to the Trust;

•	any rights or obligation of us to purchase or redeem the junior subordinated debt securities;
•	any rights or obligation of the Trust issuing the securities to purchase or redeem trust capital securities and the terms and conditions relating to any redemption obligation;
•	any voting rights of the trust capital securities;
•

any terms and conditions upon which the junior subordinated debt securities held by the Trust issuing the securities may be distributed to holders of trust capital securities in exchange for the trust capital securities;

•	any securities exchange or market on which the trust capital securities will be listed; and
•	any other relevant rights, preferences, privileges, limitations or restrictions of the trust capital securities.

We will guarantee payment of distributions on the trust capital securities to the extent described below under “Description of Guarantees.”

Certain United States federal income tax considerations applicable to any offering of trust capital securities will be described in the applicable prospectus supplement.

Distributions upon Dissolution of the Trusts

Unless otherwise specified in an applicable prospectus supplement, each amended trust agreement will state that each Trust will be dissolved:

•	on the expiration of the term of that Trust;
•	upon our bankruptcy, dissolution or liquidation;
•	upon our written direction to the property trustee to dissolve the Trust and distribute the related junior subordinated debt securities directly to the holders of the trust securities;
•	upon the redemption of all of the trust capital securities in connection with the redemption of all of the related junior subordinated debt securities; or
•	upon entry of a court order for the dissolution of the Trust.

Unless otherwise specified in an applicable prospectus supplement, in the event of a dissolution as described above other than in connection with redemption, after a Trust satisfies all liabilities to its creditors as provided by applicable law, each holder of the trust securities issued by that Trust will be entitled to receive:

•	the related junior subordinated debt securities in an aggregate principal amount equal to the aggregate liquidation amount of the trust securities held by the holder; or
•

if any distribution of the related junior subordinated debt securities is determined by the property trustee not to be practical, cash equal to the aggregate liquidation amount of the trust securities held by the holder, plus accumulated and unpaid distributions to the date of payment.

If a Trust cannot pay the full amount due on its trust securities because it has insufficient assets available for payment, then the amounts payable by that Trust on its trust securities will be paid on a pro rata basis. However, if certain payment events of default under the junior subordinated indenture have occurred and are continuing with respect to any series of related junior subordinated debt securities, the total amounts due on the trust capital securities will be paid before any distribution on the common securities.

Events of Default

The following will be events of default under each amended trust agreement:

•	an event of default under the junior subordinated indenture occurs with respect to any related series of junior subordinated debt securities; or
•	any other event of default specified in the applicable prospectus supplement occurs.

Except as to certain events of bankruptcy, insolvency or similar proceedings affecting us and except as provided in the applicable prospectus supplement, if an event of default with respect to a related series of junior subordinated debt securities occurs and is continuing under the junior subordinated indenture, and the junior subordinated indenture trustee or the holders of not less than 25% in principal amount of the related junior subordinated debt securities outstanding fail to declare the principal amount of all of such junior subordinated debt securities to be immediately due and payable, the holders of at least 25% in aggregate liquidation amount of the outstanding trust capital securities of the Trust holding the junior subordinated debt securities will have the right to declare such principal amount immediately due and payable by providing written notice to us, the applicable property trustee and the junior subordinated indenture trustee.

At any time after a declaration of acceleration has been made with respect to a related series of junior subordinated debt securities and before a judgment or decree for payment of the money due has been obtained, the holders of a majority in liquidation amount of the affected trust capital securities may rescind any declaration of acceleration with respect to the related junior subordinated debt securities and its consequences:

•

if we deposit with the junior subordinated indenture trustee funds sufficient to pay all overdue interest on the related junior subordinated debt securities and other amounts due to the junior subordinated indenture trustee and the property trustee; and

•

if all existing events of default with respect to the related junior subordinated debt securities have been cured or waived except non-payment of principal on the related junior subordinated debt securities that has become due solely because of the acceleration.

The holders of a majority in liquidation amount of the affected trust capital securities may waive any past default under the junior subordinated indenture with respect to related junior subordinated debt securities, other than a default in the payment of principal of, premium, if any, or interest on, any related junior subordinated debt securities or a default with respect to a covenant or provision that cannot be amended or modified without the consent of the holder of each affected outstanding related junior subordinated debt security. In addition, the holders of at least a majority in liquidation amount of the affected trust capital securities may waive any past default under the amended trust agreement.

The property trustee shall not have the right to direct the time, method and place of conducting any proceedings for any remedy available to the property trustee or to direct the exercise of the Trusts or power conferred on the property trustee under the amended trust agreement without the consent of the holders of a majority in liquidation amount.

A holder of trust capital securities may institute a legal proceeding directly against us without first instituting a legal proceeding against the property trustee or anyone else, for enforcement of payment to the holder of principal and any premium or interest on the related series of junior subordinated debt securities having a principal amount equal to the aggregate liquidation amount of the trust capital securities of the holder, if we fail to pay principal and any premium or interest on the related series of junior subordinated debt securities when payable.

We are required to furnish annually to the property trustee for each Trust officers’ certificates to the effect that, to the best knowledge of the individuals providing the certificates, we and each Trust are not in default under the applicable amended trust agreement or, if there has been a default, specifying the default and its status.

Consolidation, Merger or Amalgamation of the Trusts

No Trust may merge with or into, amalgamate, consolidate, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to, any entity, except as described below or as described in “—Distributions upon Dissolution of the Trusts.” The Trusts may, with the consent of the holders of the outstanding trust capital securities (but without the consent of the other trustees of that Trust), merge with or into, amalgamate, consolidate, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to, trusts organized under the laws of any state if:

•	the successor entity either:
o	expressly assumes all of the obligations of the Trust relating to its trust capital securities; or
o	substitutes for the Trust’s trust capital securities other securities having substantially the same terms as the trust capital securities, so long as the successor entity’s substituted securities have the same priority as the trust capital securities with respect to distributions, generally, including payments upon liquidation, redemption and otherwise;
•	we appoint a trustee of the successor entity who has substantially the same powers and duties as the property trustee of the Trust;

•

the successor entity’s securities are listed or traded, or any successor entity’s substituted securities will be listed upon notice of issuance, on the same national securities exchange or other market on which the trust capital securities are then listed or traded;

•

if the trust capital securities are rated by a nationally recognized statistical rating organization, or “rating organization,” the merger event does not cause the trust capital securities or any substituted successor securities to be downgraded by any such rating organization;

•

the merger event does not adversely affect the rights, preferences and privileges of the holders of the trust capital securities or any successor entity’s substituted securities in any material respect;

•	the successor entity has a purpose substantially identical to that of the Trust that issued the trust capital securities;
•	prior to the merger becoming effective, we shall have provided to the property trustee an opinion of counsel from a nationally recognized law firm stating that:
o	the merger event does not adversely affect the rights, preferences and privileges of the holders of the Trust’s trust capital securities in any material respect; and
o	following the merger, neither the Trust nor the successor entity will be required to register as an investment company under the Investment Company Act of 1940 (the “Investment Company Act”); and
•

we own or our permitted transferee owns all of the common securities of the successor entity and we guarantee or our permitted transferee guarantees the obligations of the successor entity under the successor entity’s substituted securities, at least to the extent provided under the applicable trust capital securities guarantee.

In addition, unless all of the holders of the trust capital securities approve otherwise, no Trust may consolidate, amalgamate or merge with or into, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to, any other entity, or permit any other entity to consolidate, amalgamate, merge with or into or replace it if the transaction would cause that Trust or the successor entity to be taxable other than as a grantor trust for United States federal income tax purposes.

Voting Rights

Unless otherwise specified in the applicable prospectus supplement, the holders of the trust capital securities will have no voting rights except as discussed below and under “—Amendment to an Amended Trust Agreement” and “Description of Guarantees—Modification of the Guarantee; Assignment” and as otherwise required by law.

If any proposed amendment to an amended trust agreement provides for, or the trustees of the Trusts otherwise propose to effect:

•

any action that would adversely affect the powers, preferences or rights of the trust capital securities in any material respect, whether by way of amendment to the amended trust agreement or otherwise; or

•	the dissolution, winding-up or termination of the Trusts other than pursuant to the terms of the amended trust agreement;

then the holders of the affected trust capital securities as a class will be entitled to vote on the amendment or proposal. In that case, the amendment or proposal will be effective only if approved by the holders of at least a majority in aggregate liquidation amount of the trust capital securities.

Without obtaining the prior approval of the holders of a majority in aggregate liquidation amount of the trust capital securities issued by the Trust, the trustees of that Trust may not:

•

direct the time, method and place of conducting any proceeding for any remedy available to the junior subordinated indenture trustee for any related junior subordinated debt securities or direct the exercise of any Trust or power conferred on the property trustee with respect to the related junior subordinated debt securities;
•	waive any default that is waivable under the junior subordinated indenture with respect to any related junior subordinated debt securities;
•	cancel an acceleration of the maturity of the principal of the related junior subordinated debt securities; or
•	consent to any amendment, modification or termination of the junior subordinated indenture or any related junior subordinated debt securities where consent is required.

However, if a consent under the junior subordinated indenture requires the consent of each affected holder of the related junior subordinated debt securities, then the property trustee must obtain the prior consent of each holder of the trust capital securities of the Trust that holds the related junior subordinated debt securities. In addition, before taking any of the foregoing actions, we will provide to the property trustee an opinion of counsel experienced in such matters to the effect that, as a result of such actions, the Trust will not be taxable as a corporation or classified as other than a grantor trust for United States federal income tax purposes.

The property trustee will notify all trust capital securities holders of a Trust of any notice of default received from the junior subordinated indenture trustee with respect to the junior subordinated debt securities held by that Trust.

Any required approval of the holders of trust capital securities may be given at a meeting of the holders of the trust capital securities convened for the purpose or pursuant to written consent. The applicable property trustee will cause a notice of any meeting at which holders of securities are entitled to vote to be given to each holder of record of the trust capital securities at the holder’s registered address at least 15 days and not more than 90 days before the meeting.

No vote or consent of the holders of the trust securities will be required for any Trust to redeem and cancel its trust securities in accordance with its amended trust agreement.

Notwithstanding that holders of the trust capital securities are entitled to vote or consent under any of the circumstances described above, any of the trust capital securities that are owned by us, any trustee or any affiliate of a trustee or us, will, for purposes of any vote or consent, be treated as if they were not outstanding. Trust capital securities held by us or any of our affiliates may be exchanged for related junior subordinated debt securities at the election of the holder.

Amendment to an Amended Trust Agreement

An amended trust agreement may be further amended from time to time by us and the property trustee and the administrative trustees of each Trust without the consent of the holders of the trust capital securities of that Trust to:

•

cure any ambiguity or correct or supplement any provision which may be inconsistent with any other provisions with respect to matters or questions arising under the amended trust agreement, in each case to the extent that the amendment does not adversely affect the interests of any holder of the trust capital securities in any material respect; or

•

modify, eliminate or add to any provisions to the extent necessary to ensure that the Trust will not be taxable as a corporation or classified as other than a grantor trust for United States federal income tax purposes, to ensure that the junior subordinated debt securities held by the Trust are treated as indebtedness for United States federal income tax purposes or to ensure that the Trust will not be required to register as an investment company under the Investment Company Act.

Other amendments to an amended trust agreement may be made by us and the trustees of that Trust upon approval of the holders of a majority in aggregate liquidation amount of the outstanding trust capital securities of that Trust and receipt by the trustees of an opinion of counsel to the effect that the amendment will not cause the Trust to be taxable as a corporation or classified as other than a grantor trust for United States federal income tax purposes, affect the treatment of the junior subordinated debt securities held by the Trust as indebtedness for United States federal income tax purposes or affect the Trust’s exemption from registration as an investment company under the Investment Company Act.

Notwithstanding the foregoing, without the consent of each affected holder of trust securities of each Trust, an amended trust agreement may not be amended to:

•

change the amount or timing of any distribution on the trust securities of the Trusts or otherwise adversely affect the amount of any distribution required to be made in respect of the trust securities as of a specified date; or

•	restrict the right of a holder of any trust securities to institute suit for the enforcement of any payment on or after the distribution date.

In addition, no amendment may be made to an amended trust agreement if the amendment would:

•	cause a Trust to be taxable as a corporation or characterized as other than a grantor trust for United States federal income tax purposes;
•	cause the junior subordinated debt securities held by the Trust to not be treated as indebtedness for United States federal income tax purposes;
•	cause the Trust to be deemed to be an investment company required to be registered under the Investment Company Act; or
•	impose any additional obligation on us without our consent.

Removal and Replacement of Trustees

The holder of the Trust’s common securities may, upon prior written notice, remove or replace any of the administrative trustees and, unless an event of default has occurred and is continuing under the junior subordinated indenture, the property trustee and the Delaware trustee of the Trust. If an event of default has occurred and is continuing under the junior subordinated indenture, only the holders of a majority in liquidation amount of the Trust’s trust capital securities may remove or replace the property trustee or the Delaware trustee. The resignation or removal of any trustee will be effective only upon the acceptance of appointment by the successor trustee in accordance with the provisions of the applicable amended trust agreement. We may replace any administrative trustee at any time.

Merger or Consolidation of Trustees

Any entity into which the property trustee or the Delaware trustee may be merged or converted or with which it may be consolidated, or any entity resulting from any merger, conversion or consolidation to which the trustee shall be a party, or any entity succeeding to all or substantially all of the corporate trust business of the trustee, shall be the successor of the trustee under the applicable amended trust agreement; provided that the resulting entity shall be otherwise qualified and eligible under the amended trust agreement.

Information Concerning the Property and Guarantee Trustee

For matters relating to compliance with the Trust Indenture Act, the property trustee for each Trust will have all of the duties and responsibilities of an indenture trustee under the Trust Indenture Act. The property trustee, other than during the occurrence and continuance of a default under an amended trust agreement, undertakes to perform only the duties as are specifically set forth in the amended trust agreement and, after a default, must use the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. The property trustee is under no obligation to exercise any of the powers given it by an amended trust agreement at the request of any holder of the trust capital securities unless it is offered security or indemnity satisfactory to it against the costs, expenses and liabilities that it might incur. If the property trustee is required to decide between alternative courses of action, construe ambiguous provisions in an amended trust agreement or is unsure of the application of any provision of the amended trust agreement, and the matter is not one on which the holders of the trust capital securities are entitled to vote, then the property trustee will deliver a notice to us requesting written instructions as to the course of action to be taken and the property trustee will take or refrain from taking that action as instructed. If we do not provide these instructions within 10 business days, then the property trustee will take such action as it deems advisable and in the best interests of the holders of the trust securities. In this event, the property trustee will have no liability except for its own bad faith, negligence or willful misconduct.

Wilmington Trust Company, which is the property trustee for each Trust, also serves as the guarantee trustee under each guarantee, as described below. We and certain of our affiliates may from time to time maintain banking, trust and other relationships with Wilmington Trust Company.

Miscellaneous

The administrative trustees of each Trust are authorized and directed to conduct the affairs of and to operate each Trust in such a way so that:

•	each Trust will not be taxable as a corporation or classified as other than a grantor trust for United States federal income tax purposes;
•	the junior subordinated debt securities held by each Trust will be treated as indebtedness of ours for United States federal income tax purposes; and
•	each Trust will not be deemed to be an investment company required to be registered under the Investment Company Act.

We and the trustees of each Trust are authorized to take any action, so long as it is consistent with applicable law, the certificate of trust or amended trust agreement, that we and the trustees determine to be necessary or desirable for the above purposes.

Registered holders of the trust capital securities have no preemptive or similar rights. The Trusts may not incur indebtedness or place a lien on any of their assets. We have agreed to pay the fees and charges of the property trustee, the guarantee trustee and the Delaware trustee.

Governing Law

Each amended trust agreement and the trust capital securities will be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the conflict of laws provisions thereof.

DESCRIPTION OF GUARANTEES

The following describes certain general terms and provisions of the guarantees which we will execute and deliver for the benefit of the holders from time to time of trust capital securities. Each guarantee will be qualified as an indenture under the Trust Indenture Act, and Wilmington Trust Company will act as indenture trustee under each guarantee for the purposes of compliance with the provisions of the Trust Indenture Act. The terms of each guarantee will be those contained in each guarantee and those made part of each guarantee by the Trust Indenture Act. The following summary may not be complete and is subject to and qualified in its entirety by reference to the form of guarantee, which is an exhibit to the registration statement which contains this prospectus, and the Trust Indenture Act. Each guarantee will be held by the guarantee trustee of each Trust for the benefit of the holders of the trust capital securities.

General

We will irrevocably and unconditionally agree to pay the following payments or distributions with respect to trust capital securities, in full, to the holders of the trust capital securities, as and when they become due regardless of any defense, right of set-off or counterclaim that the Trusts may have except for the defense of payment:

•

any accrued and unpaid distributions which are required to be paid on the trust capital securities, to the extent the Trust that issued the trust capital securities does not make such payments or distributions, but has sufficient funds available to do so;

•

the redemption price and all accrued and unpaid distributions to the date of redemption with respect to any trust capital securities called for redemption, to the extent the Trust that issued the trust capital securities does not make such payments or distributions, but has sufficient funds available to do so; and

•

upon a voluntary or involuntary dissolution, winding-up or termination of the Trust that issued the trust capital securities (other than in connection with the distribution of junior subordinated debt securities to the holders of trust capital securities or the redemption of all of the trust capital securities), the lesser of:

o	the total liquidation amount and all accrued and unpaid distributions on the trust capital securities to the date of payment, to the extent the Trust that issued the trust capital securities does not make such payments or distributions, but has sufficient funds available to do so; and
o	the amount of assets of the Trust that issued the trust capital securities remaining and available for distribution to holders of such trust capital securities in liquidation of the Trust.

Our obligations to make a payment under a guarantee may be satisfied by our direct payment of the required amounts to the holders of trust capital securities to which the guarantee relates or by causing the applicable Trust to pay the amounts to the holders of the trust capital securities.

Modification of the Guarantee; Assignment

Except with respect to any changes which do not adversely affect the rights of holders of trust capital securities in any material respect (in which case no vote will be required), each guarantee may be amended only with the prior approval of the holders of not less than a majority in liquidation amount of the outstanding trust capital securities to which the guarantee relates. The manner of obtaining the approval of holders of the trust capital securities will be described in an accompanying prospectus supplement. All guarantees and agreements contained in each guarantee will bind our successors, assigns, receivers, trustees and representatives and will be for the benefit of the holders of the outstanding trust capital securities to which the guarantee relates.

Termination

Each guarantee will terminate when any of the following has occurred:

•	all trust capital securities to which the guarantee relates have been paid in full or redeemed in full by us, the Trust that issued the trust capital securities or both;
•	the junior subordinated debt securities held by the Trust that issued the trust capital securities have been distributed to the holders of the trust capital securities; or
•	the amounts payable in accordance with the applicable amended trust agreement upon liquidation of the Trust that issued the trust capital securities have been paid in full.

Each guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of trust capital securities to which the guarantee relates must restore payment of any amounts paid on the trust capital securities or under the guarantee.

Events of Default

An event of default under a guarantee will occur if we fail to perform any of our payment obligations under a guarantee or we fail to perform any other obligation under a guarantee and the failure to perform such other obligation continues for 60 days.

Each guarantee will constitute a guarantee of payment and not of collection. The holders of a majority in liquidation amount of the trust capital securities to which the guarantee relates have the right to direct the time, method and place of conducting any proceeding for any remedy available to the guarantee trustee in respect of the guarantee or to direct the exercise of any trust or power conferred upon the guarantee trustee under the guarantee. If the guarantee trustee fails to enforce the guarantee, any holder of trust capital securities to which the guarantee relates may institute a legal proceeding directly against us to enforce the holder’s rights under the guarantee, without first instituting a legal proceeding against the Trust, the guarantee trustee or any one else. If we do not make a guarantee payment, a holder of trust capital securities may directly institute a proceeding against us for enforcement of the guarantee for such payment.

Status of the Guarantees

Each guarantee will be our general unsecured obligation and will rank subordinate and junior in right of payment to the prior payment in full of our debt securities as described under “Description of Debt Securities – Subordination.”

The terms of the trust capital securities provide that each holder of trust capital securities by acceptance of the trust capital securities agrees to the subordination provisions and other terms of the guarantee relating to such subordination.

Information Concerning the Guarantee Trustee

Wilmington Trust Company will serve as the guarantee trustee under each guarantee. Wilmington Trust Company’s address is Rodney Square North, 1100 North Market Street, Wilmington, Delaware 19890. The guarantee trustee, prior to the occurrence of a default with respect to a guarantee, undertakes to perform only those duties as are specifically contained in the guarantee and, after default, shall exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. The guarantee trustee is under no obligation to exercise any of the powers vested in it by the applicable guarantee at the request of any holder of trust capital securities to which the guarantee relates, unless it is offered indemnity satisfactory to it against the costs, expenses and liabilities which it might incur by exercising these powers; however, the guarantee trustee will not be, upon the occurrence of an event of default under the applicable guarantee, relieved from exercising the rights and powers vested in it by such guarantee.

Governing Law

Each guarantee will be governed by, and construed in accordance with, the laws of the State of New York, without regard to the conflict of laws provisions thereof.

EFFECT OF OBLIGATIONS UNDER THE JUNIOR SUBORDINATED DEBT SECURITIES

AND THE GUARANTEES

As long as we can make payments of interest and any other payments in full when they are due on the junior subordinated debt securities held by a particular Trust, those payments will be sufficient to cover distributions and any other payments due on the trust securities issued by that Trust because:

•	the total principal amount of the junior subordinated debt securities held by the Trust will be equal to the total stated liquidation amount of all the trust securities issued by the Trust;
•

the interest rate and the interest payment dates and other payment dates on the junior subordinated debt securities held by the Trust will match the distribution rate and distribution payment dates and other payment dates for the trust securities issued by the Trust; and

•	we will pay, and the Trust will not be obligated to pay, directly or indirectly, all costs, expenses, debt and obligations of the Trust (other than obligations under the trust securities).

We guarantee payments of distributions, to the extent the Trust obligated to pay those distributions has sufficient funds available to make the payments due on the trust capital securities, to the extent described under “Description of Guarantees.” If we do not make interest payments on the junior subordinated debt securities held by the Trust, the Trust will not have sufficient funds to pay distributions on the trust capital securities issued by the Trust.

Each guarantee covers the payment of distributions and other payments on the trust capital securities issued by a Trust only if and to the extent that we have made a payment of interest or principal on the junior subordinated debt securities held by the Trust as its sole asset. However, we believe that the guarantees, when taken together with our obligations under the junior subordinated debt securities and the junior subordinated indenture and our obligations under the amended trust agreements, including our obligations to pay the costs, expenses, debts and liabilities of the Trusts, provide a full and unconditional guarantee of payment on the trust capital securities issued by the Trusts.

A holder of trust capital securities may sue us to enforce its rights under the guarantee which relates to the holder’s trust capital securities without first suing the guarantee trustee, the Trust or any other person or entity.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS

General. The Florida Business Corporation Act, as amended, or the Florida Act, contains provisions designed to enhance the ability of the board of directors to respond to attempts to acquire control of our company. These provisions may discourage takeover attempts which have not been approved by the board of directors. This could include takeover attempts that some of our shareholders deem to be in their best interest. These provisions may adversely affect the price that a potential purchaser would be willing to pay for our common stock. These provisions may deprive you of the opportunity to obtain a takeover premium for your shares. These provisions could make the removal of our incumbent management more difficult. These provisions may enable a minority of our directors and the holders of a minority of our outstanding voting stock to prevent, discourage or make more difficult a merger, tender offer or proxy contest, even though the transaction may be favorable to the interests of shareholders. These provisions could also potentially adversely affect the market price of the common stock.

Authorized but Unissued Stock. Under the Florida Act and our articles of incorporation, the authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of stock may enable our board of directors to issue shares of stock to persons friendly to existing management. This may have the effect of discouraging attempts to obtain control of our company.

Control Share Acquisitions. We are subject to the Florida control share acquisitions statute. This statute is designed to afford shareholders of public corporations in Florida protection against acquisitions in which a person, entity or group seeks to gain voting control. With enumerated exceptions, the statute provides that shares acquired within certain specific ranges will not possess voting rights in the election of directors, except to the extent approved by a majority vote of the public corporation’s disinterested shareholders. Disinterested shares are shares other than those owned by the acquiring person or by a member of a group with respect to a control share acquisition, or by any officer of the corporation or any employee of the corporation who is also a director. The specific acquisition ranges that trigger the statute are:

•	acquisitions of shares possessing one-fifth or more but less than one-third of all voting power;
•	acquisitions of shares possessing one-third or more but less than a majority of all voting power; and
•	acquisitions of shares possessing a majority of all voting power.

Under certain circumstances, the statute permits the acquiring person to call a special shareholders meeting for the purpose of considering the grant of voting rights to the holder of the control shares. The statute also enables a corporation to provide for the redemption under certain circumstances of control shares with no voting rights.

Transactions with Interested Shareholders. We are subject to the Florida affiliated transactions statute which generally requires approval by the affirmative vote of the holders of two-thirds of the voting shares other than the shares beneficially owned by the interested shareholder for any Affiliated Transaction, which is defined to include, among others, the following transactions:

• any merger or consolidation of our company or a subsidiary with an interested shareholder or an associate or affiliate of an interested shareholder;

• any sale, exchange, mortgage, pledge, transfer or other disposition of assets of our company to an interested shareholder or an associate or affiliate of an interested shareholder having an aggregate market value of 5% or more of the outstanding shares of our company, having an aggregate value of 5% or more of the assets, on a consolidated basis, of our company, or representing 5% or more of the earning power or net income of our company; and

• the issuance or transfer to the interested shareholder or an associate or affiliate of the interested shareholder, by us, of our shares or our subsidiaries’ shares which have an aggregate market value equal to 5% or more of the aggregate market value of all our outstanding shares.

These provisions could prohibit or delay the accomplishment of mergers or other takeovers or changes in control. Accordingly, these provisions may discourage attempts to acquire our company.

VALIDITY OF SECURITIES

Unless otherwise indicated in the applicable prospectus supplement, certain legal matters with respect to the securities will be passed upon for us by Jones Day, counsel to the Company. Certain legal matters with respect to Florida law will be passed upon for us by Smith Mackinnon, PA, special counsel to the Company. Richards, Layton & Finger, P.A, special Delaware counsel for the Trusts, will pass on certain legal matters for the Trusts. Any underwriters will be represented by their own legal counsel.

EXPERTS

The audited consolidated financial statements of CenterState and its subsidiaries appearing in CenterState’s Annual Report on Form 10-K for the year ended December 31, 2008 and the effectiveness of CenterState’s internal control over financial reporting as of December 31, 2008 have been audited by Crowe Howath LLP independent registered public accountants, as set forth in their reports thereon, including therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

3,600,000 Shares

CenterState Banks, Inc.

Common Stock

Keefe, Bruyette & Woods

July 22, 2010